05010303

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 2, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 04 2005
WASH. D.C. 185 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. U.S.A.
20549

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the July 28, 2005 press release and second quarter interim report filed by Lindsey Morden Group Inc. with Canadian securities' authorities.

Also enclosed are the following documents recently filed by Lindsey Morden Group Inc. with Canadian securities authorities:

1. Material change reports dated March 31, 2005 and June 30, 2005 with related press releases;
2. Press release dated April 14, 2005 and May 10, 2005;
3. April 28, 2005 earnings press release and first quarter interim report;
4. Articles, by-laws and other shareholder documents;
5. Material contracts; and
6. Code of Business Conduct Ethics.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Please call me at (416) 596-8020 with any questions.

Yours truly,

Innes Dey
Counsel

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the July 28, 2005 press release of Lindsey Morden Group Inc. as well as the second quarter interim report ~~and the change of auditor reporting package~~ filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Also enclosed are the following documents filed by Lindsey Morden Group Inc. with Canadian securities authorities:

1. material change reports dated March 31, 2005 and June 30, 2005 with related press releases
2. Press releases dated April 14, 2005 and May 10, 2005
3. April 28, 2005 earnings press release and first quarter interim report
4. articles, by-laws and other shareholder documents
5. material contracts
6. Code of Business Conduct and Ethics

Innes Dey
Counsel

File No. 82-5143

LINDSEY MORDEN GROUP INC.

News Release: April 28, 2005
Listed: Toronto Stock Exchange
Stock Symbol: LM.SV

Financial results for the three months ended March 31, 2005 (unaudited)

(in $000's except per share amounts)	2005	2004
Revenue:		
Canada	**12,997**	11,217
United States	**13,757**	12,756
United Kingdom	**49,372**	48,913
Europe	**16,480**	18,175
International	**16,423**	12,529
	109,029	103,590
Operating earnings (loss) from continuing operations: [1]		
Canada	**354**	186
United States	**405**	(238)
United Kingdom	**4,299**	4,042
Europe	**507**	1,025
International	**7,135**	2,371
Corporate	**(1,840)**	(2,648)
	10,860	4,738
Interest expense	**4,952**	4,259
Gain on disposal	**(2,946)**	-
Provision for income taxes	**3,642**	1,994
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Net loss from discontinued operations, net of tax	**-**	(3,843)
Net loss on disposal, net of tax	**-**	(19,731)
Reimbursement for costs	**-**	4,000
Net earnings (loss)	**5,212**	(21,089)
Basic and diluted net earnings (loss) per share from continuing operations	**$0.37**	$(0.11)
Basic and diluted net earnings (loss) per share	**$0.37**	$(1.53)

[1] Operating earnings (loss) from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

Revenue from continuing operations for first quarter 2005 was $109.0 million, an increase of $5.4 million from first quarter 2004. The Canadian, United States, United Kingdom and International operations reported increases in revenue compared to first quarter 2004, which were partially offset by declines in revenue reported by the European operations.

Operating earnings from continuing operations for first quarter 2005 were $10.9 million compared to $4.7 million for first quarter 2004, an increase of 129.2%. This increase was primarily due to International's hurricane activity in the Caribbean which increased earnings to $7.1 million from $2.4 million in first quarter of 2004. In first quarter 2005, the United States operations' results improved to earnings of $0.4 million from a loss of $0.2 million in the first quarter of 2004. Both operations benefited in part from hurricane related events.

The Company's net earnings from continuing operations for first quarter 2005 was $5.2 million ($0.37 per share) compared to a net loss of $1.5 million ($0.11 per share) in first quarter 2004. The gain on disposal of $2.9 million in first quarter of 2005 was due to the sale of a European subsidiary on March 31, 2005. The loss of $21.1 million ($1.53 loss per share) in first quarter of 2004 was mainly due to the loss from discontinued operations of $19.6 million.

Mr. Jan Christiansen, President & CEO of Lindsey Morden Group Inc. stated, "The first quarter profit is the result of outstanding work performed throughout the Company. The activity from last fall's hurricanes in Florida and the Caribbean continues to generate positive returns and we continue to be encouraged by the market gains made by our United States and United Kingdom operations, as well as the progress of the reorganization of our operations in the Netherlands.

The sale of Cunningham Lindsey TES b.v., a company providing surveying and claims management services for the automotive sector, provides us with an opportunity to exit this market segment in Europe in a way that created benefit for both buyer and seller.

Our recent acquisition of Axis USA, a well-established high-end specialty adjusting company, allows us to further penetrate the United States and specialty markets by serving every segment of the market from high-frequency, low-severity to the largest and most complex."

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars.

Lindsey Morden Group Inc. is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (214) 488-6725. Website: www.lindseymordengroupinc.com

File No. 82-5143

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

For the three months ended March 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the consolidated performance of Lindsey Morden Group Inc. (the "Company") during the first quarter of 2005. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2005 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2004 on pages 11 to 25 of the Company's 2004 Annual Report. The Company's unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

The Company is a holding company which conducts its business through its directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: operations in Canada refer to Cunningham Lindsey Canada Limited; Cunningham Lindsey U.S. Inc. or operations in the United States refers to Cunningham Lindsey U.S. Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and Claims International (Holdings) Limited and its subsidiaries; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at April 28, 2005. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Readers should not rely on forward-looking statements as they involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risks include but are not limited to: vulnerability of revenue to weather-related claims; competitive markets; dependency on insurance companies outsourcing claims; financial strength of customers; ability to service debt and other commitments; stability of customer relationships; continued services of personnel; legal actions; and changing legislative environments. The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. The Company has no obligation and does not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise.

OVERALL PERFORMANCE

The Company's net earnings from continuing operations for first quarter 2005 were $5.2 million compared to a net loss of $1.5 million in first quarter 2004. Net earnings for the quarter were $5.2 million compared to a net loss of $21.1 million in first quarter 2004. The net earnings for first quarter 2005 were aided by a one-time profit from the sale of Cunningham Lindsey TES BV ("TES") in the amount of $2.9 million.

Cunningham Lindsey Canada Limited ("CL Canada") reported increased revenue and operating earnings for first quarter 2005 compared to first quarter 2004. Despite decreased claims activity regionally in Canada, CL Canada achieved increased revenue due to increased claims activity from significant weather-related events in Ontario and Quebec and the impact of the continued expansion of ENVIRONMENTAL SOLUTIONS™ Remediation Services ("ESRS").

Cunningham Lindsey U.S. Inc. ("CL US") reported increased revenue and operating earnings from continuing operations in first quarter 2005 compared to first quarter 2004. This was due to increased claims activity following four hurricanes that made landfall in the south eastern United States during the second half of 2004.

Cunningham Lindsey United Kingdom's ("CL United Kingdom") revenue and operating earnings for first quarter 2005 increased compared to the respective period in 2004. The increases were mainly due to flooding in northwest England which increased activity across a number of CL United Kingdom's product lines.

Cunningham Lindsey Europe BV ("CL Europe") reported reduced revenue and operating earnings for first quarter 2005 compared to first quarter 2004, due to reduced claims activity in the period and operational inefficiencies caused by a reorganization in the Netherlands during the quarter. On March 31, 2005 CL Europe completed the sale of Cunningham Lindsey TES BV ("TES"), a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

Cunningham Lindsey International Limited's ("CL International") revenue and operating earnings for first quarter 2005 increased significantly compared to the respective period in 2004. The increases reflect increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, improved results in various international locations and, to a lesser extent, the 2004 tsunami in Asia.

On April 1, 2005, the Company acquired the net assets of Axis USA, a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to CL International's operations.

Year-to-date Corporate costs decreased compared to the same period in 2004 mainly due to favourable exchange movements, partially offset by increased insurance costs.

Cash flow and financial condition of the Company are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three months ended March 31, 2005 and 2004 in the operating segments in which the Company operates. Also included are: interest expense, gain on disposal, provision for income taxes, net earnings (loss) from continuing operations, net earnings (loss), total assets and total long-term financial liabilities.

For the three months ended March 31	**2005**	2004
(in $000s except per share data[1])		
Revenue		
Canada	**12,997**	11,217
United States	**13,757**	12,756
United Kingdom	**49,372**	48,913
Europe	**16,480**	18,175
International	**16,423**	12,529
	109,029	103,590
Operating earnings (loss)[2]		
Canada	**354**	186
United States	**405**	(238)
United Kingdom	**4,299**	4,042
Europe	**507**	1,025
International	**7,135**	2,371
Corporate	**(1,840)**	(2,648)
	10,860	4,738
Interest	**4,952**	4,259
Gain on disposal	**(2,946)**	—
Provision for income taxes	**3,642**	1,994
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Net loss from discontinued operations, net of tax	**—**	(3,843)
Net loss on disposal, net of tax	**—**	(19,731)
Reimbursement for costs	**—**	4,000
Net earnings (loss)	**5,212**	(21,089)
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share from continuing operations	**0.37**	(0.11)
Basic and diluted net earnings (loss) per subordinate voting share and multiple voting share	**0.37**	(1.53)
Total assets	**419,113**	445,850
Total long-term financial liabilities	**139,967**	143,002

[1] As at April 28, 2005, there were 12,128,256 subordinate voting and 2,172,829 multiple voting shares outstanding.

[2] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

Revenue

Total revenue from continuing operations for first quarter 2005 was $109.0 million, an increase of $5.4 million from first quarter 2004 revenue of $103.6 million. The Canadian, United States, United Kingdom and International operations reported increases in revenue compared to first quarter 2004, which were partially offset by declines in revenue reported by the European operations.

The Canadian operation's first quarter 2005 revenue of $13.0 million increased by $1.8 million from first quarter 2004. Increased revenue was due to increased claims activity from significant weather-related events in Ontario and Quebec and the impact of the continued expansion of ESRS.

Revenue from continuing operations in the United States operations of $13.8 million for first quarter 2005 increased by $1.0 million from first quarter 2004. In local currency, revenue from the United States operations was U.S.$11.2 million for first quarter 2005, an increase of U.S.$1.5 million from first quarter 2004. The increase in revenue was primarily attributable to increased claims activity following four hurricanes that hit the south eastern United States during the second half of 2004.

Revenue from the discontinued United States third party claims administration business ("U.S. TPA Business") was $nil in 2005 compared to $15.0 million (U.S.$11.4 million) in first quarter 2004.

Revenue for the quarter from the United Kingdom operations was $49.4 million, an increase of $0.5 million from revenue of $48.9 million in first quarter 2004. In local currency, revenue from the United Kingdom operations was £21.3 million for first quarter 2005, an increase of £1.1 million from first quarter 2004. The increase in revenue for the quarter was primarily due to flooding in northwest England which increased activity across a number of CL United Kingdom's product lines.

Revenue for the quarter from the European operations was $16.5 million, a decrease of $1.7 million from first quarter 2004. In local currency, revenue from the European operations was €10.3 million for first quarter 2005, a decrease of €0.8 million from first quarter 2004. The decrease in revenue was mainly due to reduced claims activity and operational inefficiencies caused by a reorganization in the Netherlands during the quarter.

Revenue from the International operations increased $3.9 million from $12.5 million in first quarter 2004 to $16.4 million in first quarter 2005. In local currency, revenue from the International operations was £7.1 million for first quarter 2005, an increase of £1.9 million compared to first quarter 2004. The increases reflect increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, increased activity in various international locations and, to a lesser extent, the 2004 tsunami in Asia.

Operating earnings (loss)

The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

Operating earnings from continuing operations for first quarter 2005 were $10.9 million (10.0% of revenue) as compared to $4.7 million (4.6% of revenue) for first quarter 2004. Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses.

Operating earnings for the quarter for the Canadian operations of $0.4 million increased $0.2 million from $0.2 million for the same period in 2004. The increase in operating earnings was due to the increased revenue noted above, partially offset by lower claims activity outside of Ontario and Quebec and the costs of opening new ESRS branches in Calgary and Edmonton.

The United States operations reported operating earnings from continuing operations of $0.4 million for first quarter 2005 compared to a loss of $0.2 million in first quarter 2004. In local currency, operating earnings were U.S.$0.3 million in first quarter 2005 compared to an operating loss of U.S.$0.2 million in first quarter 2004. Improved operating results were due to the increased revenue noted above, partially offset by higher computer system related expenses.

During first quarter 2004, the discontinued U.S. TPA Business reported an operating loss of $3.8 million (U.S.$2.9 million) in 2004. The U.S. TPA business was disposed of on March 15, 2004.

The United Kingdom operating earnings of $4.3 million for the quarter increased $0.3 million compared to earnings of $4.0 million in first quarter 2004. In local currency, operating earnings of £1.9 million in first quarter 2005 were £0.2 million above first quarter 2004. Increased operating earnings were primarily due to the higher revenue noted above.

Operating earnings for the European operations were $0.5 million, a decrease of $0.5 million from earnings of $1.0 million in first quarter 2004. In local currency, operating earnings of €0.3 million in first quarter 2005 decreased €0.3 million compared to first quarter 2004. The decrease in operating earnings reflects the reduced revenue noted above, partially offset by cost reductions during first quarter 2005 as compared to first quarter 2004 and operational inefficiencies caused by a reorganization in the Netherlands in the quarter.

Operating earnings for the International operations for the quarter were $7.1 million, an increase of $4.7 million compared to earnings of $2.4 million in first quarter 2004. In local currency, operating earnings of £3.1 million in first quarter 2005 increased £2.1 million compared to earnings in first quarter 2004. Increased operating earnings reflect International's increased hurricane activity in the Caribbean noted above and reduced costs for the quarter.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for first quarter 2005 were $1.8 million compared to losses of $2.6 million in first quarter 2004. The decrease in Corporate operating losses for the quarter was primarily due to favourable exchange movements, partially offset by increased insurance costs.

Net earnings (loss)

Net earnings from continuing operations for the quarter were $5.2 million (earnings of $0.37 per share) compared to a net loss in first quarter 2004 of $1.5 million (loss of $0.11 per share). Net earnings for the quarter were $5.2 million (earnings of $0.37 per share) compared to the first quarter 2004 net loss of $21.1 million (loss of $1.53 per share).

For continuing operations, the difference between operating earnings (loss) and net earnings (loss) is primarily due to the gain on disposal and the provision for (recovery of) income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Total interest expense in first quarter 2005 was $5.0 million, $0.7 million higher than interest expense of $4.3 million in first quarter 2004. Total interest expense in first quarter 2005 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.8 million of interest expense in the first quarter consisted of $2.7 million interest and issue costs amortization associated with the unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Interest expense in first quarter 2005 was higher than first quarter 2004 due to higher debt levels and higher interest rates in 2005 compared to 2004, partially offset by a $1.3 million commitment fee charged to interest expense in first quarter 2004.

Gain on disposal of $2.9 million (€1.8 million) in first quarter 2005 relates to the gain on the disposal of TES.

An income tax provision of $3.6 million was recorded for first quarter 2005 compared to $2.0 million for the same period in 2004. Given current operating losses in Corporate, the Company did not record a future tax asset in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarters of 2005. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. The Company has not recorded any future tax asset associated with these losses but continues to assess their value in the context of the United States operating results.

On March 15, 2004, CL US completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire"). The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in first quarter 2005 were $nil compared to a net loss of $3.8 million in first quarter 2004. Net loss on disposal incurred in first quarter 2005 was $nil. Net loss on disposal incurred in first quarter 2004 was $19.7 million and consists of: $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries. The net loss on disposal

recorded in first quarter 2004 differs from the estimate included in the Company's 2004 annual financial statements, of $24.6 million, due to subsequent revisions, resulting from higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

The Company has a management services agreement with Fairfax Financial Holdings Limited ("Fairfax") pursuant to which Fairfax provides the Company with specified management services in consideration for an annual fee. During first quarter 2004, under that agreement, Fairfax agreed to reimburse the Company for $4.0 million of costs related to the disposal of the U.S. TPA Business.

CASH FLOW

Operating activities

Cash used in operating activities from continuing operations was $12.4 million during first quarter 2005 compared to cash used by operating activities of $15.9 million during first quarter 2004.

For the three months ended March 31	**2005**	2004
($000s)		
Canada	**(2,217)**	69
United States	**1,635**	(3,121)
United Kingdom	**(7,389)**	(8,205)
Europe	**(2,039)**	(2,444)
International	**1,180**	1,605
Corporate and financing costs	**(3,589)**	(3,842)
	(12,419)	(15,938)

Improved cash flow in first quarter 2005 as compared to first quarter 2004 was mainly due to the improvement in earnings year-over-year. The $4.8 million increase in cash from operating activities from continuing United States operations was due to improved earnings and favourable working capital movements.

The $2.3 million decrease in cash from operating activities from the Canadian operations was due to unfavourable working capital movements.

Operating cash flow tends to be lower in the first quarter of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims.

Investing activities

Net investment in property and equipment related to continuing operations was $0.9 million in first quarter 2005 compared to $1.4 million in first quarter 2004. The $0.5 million decrease year-over-year was due to reduced purchases of equipment in the United Kingdom and International operations.

Cash used in business acquisitions of $0.4 million in first quarter 2005 mainly related to acquiring the remaining shares of a European subsidiary.

Cash provided by business disposals of $4.2 million (€2.6 million) in first quarter 2005 related to net proceeds on disposal of TES.

Cash outflow from discontinued operations was $0.8 million in first quarter 2005 and related to cash payments of accrued liabilities recorded on disposal of the U.S. TPA Business. Cash outflow from discontinued operations of $38.9 million in first quarter 2004 included a $29.2 million outflow on the disposal of the U.S. TPA Business in 2004 and $9.1 million related to the operating cash flows of the discontinued operations. The remaining cash outflow of $0.6 million in first quarter 2004 was primarily from net investment in property and equipment.

QUARTERLY DATA

	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004	Second Quarter 2004
(in $000s, except per share data)				
Revenue	**109,029**	112,483	105,689	102,129
Net earnings (loss) from continuing operations	**5,212**	4,814	1,368	(3,151)
Net earnings (loss)	**5,212**	4,814	(1,594)	(2,896)
Net earnings (loss) from continuing operations per share	**0.37**	0.35	0.10	(0.23)
Net earnings (loss) per share	**0.37**	0.35	(0.11)	(0.21)

	First Quarter 2004	Fourth Quarter 2003	Third Quarter 2003	Second Quarter 2003
(in $000s, except per share data)				
Revenue	103,590	103,726	96,414	103,008
Net earnings (loss) from continuing operations	(1,515)	3,289	(1,375)	3,039
Net loss	(21,089)	(21,179)	(4,220)	(2,565)
Net earnings (loss) from continuing operations per share	(0.11)	0.24	(0.10)	0.22
Net loss per share	(1.53)	(1.54)	(0.31)	(0.19)

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Accounts receivable at March 31, 2005 increased by $1.4 million compared to December 31, 2004 to $82.0 million primarily due to increased activity in the International operations.

Goodwill at March 31, 2005 was $228.4 million compared to $230.5 million at December 31, 2004. The decrease was from $1.6 million in unrealized foreign exchange losses and $0.7 million on the disposal of TES, partially offset by $0.2 million of goodwill arising on increased shareholdings in certain European subsidiaries.

Other assets at March 31, 2005 of $8.1 million were in line with December 31, 2004.

Accounts payable and accrued liabilities and deferred revenue at March 31, 2005 decreased by $7.1 million and $4.4 million, respectively compared to December 31, 2004. Reduced accounts payable and accrued liabilities are primarily due to payment of accrued bonuses. The decrease in deferred revenue is primarily due to settlement of subsidence claims in the United Kingdom during the quarter.

Other liabilities decreased $1.2 million to $12.2 million at March 31, 2005 compared to December 31, 2004 primarily due to payment of accruals associated with the discontinued operations and cash received related to the disposal of the U.S. TPA Business partially offset by additional U.S. TPA Business accruals in the first quarter of 2005.

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly. Proceeds of the loan were principally used to repay $59.7 million promissory notes due to Fairfax with the balance used for working capital purposes.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. Proceeds of the loan were used (i) principally to repay debt owed to the Company, which in turn used the funds to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax, and (ii) to pay fees and expenses related to the transaction, with the balance to be used for working capital purposes.

The loan is for an initial term to March 31, 2005. On written request, CL Canada may extend the term of the loan for two successive six-month periods to March 31, 2006. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee. The loan may be repaid at any time but the facility is permanently reduced by the amount of the repayment.

The loan is unsecured. The main operating companies, their holding companies and Lindsey Morden have guaranteed the obligations of CL Canada under the loan on an unsecured basis. The loan was made pursuant to an agreement dated July 8, 2004. The loan agreement includes covenants and events of default consistent with loans of this type.

In connection with the loan, Fairfax agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

As at March 31, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom and Europe totaling $21.8 million. Bank indebtedness as at March 31, 2005 was $1.8 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness decreased by $0.1 million during the quarter and cash of $17.7 million at March 31, 2005 decreased $10.6 million as compared to December 31, 2004. Cash provided by investing activities, through business disposals net of business acquisitions, purchases of property and equipment and discontinued operations, was offset by cash used in operating and financing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at March 31, 2005 was $214.8 million compared to $204.6 million at December 31, 2004. Net debt increased to fund negative operating cash flow.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $2.2 million and $12.2 million, respectively, at March 31, 2005. Other liabilities consist primarily of accrued costs related to the disposal of the U.S.TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

Shareholders' equity increased to $71.2 million at March 31, 2005 from $68.2 million at December 31, 2004. The increase was due to the $5.2 million net earnings for the quarter that were partially offset by a negative movement in the currency translation adjustment account of $2.2 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse the Company for certain costs related to the disposal of the U.S.TPA Business. As at March 31, 2005, $1.8 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended March 31, 2005, the Company made tax installment payments totaling $0.7 million to Fairfax related to 2004 (2004 - $1.1 million related to 2003), and received a refund of $0.1 million in respect of tax overpaid related to 2003. The Company paid a further tax installment of $1.0 million to Fairfax in April 2005, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company and Fairfax have agreed to reimburse a customer of the U.S. TPA Business for reasonable costs and expenses incurred, including indemnifying the customer for stolen or lost fiduciary monies and the costs of a new third party claims administrator. This agreement is triggered by the customer's decision to transfer the files from Broadspire to another service provider.

CRITICAL ACCOUNTING ESTIMATES

(i) Goodwill Impairment Testing

The Company evaluates its existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. The Company estimates the fair value of each of its operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires a number of estimates to be made by the Company including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and growth rate of the Company's various operations.

For the year ended December 31, 2004, the Company's evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to the Company's projections of future cash flow and to changes in the cost of capital and growth rate in determining if goodwill impairment was required. Failure of the United Kingdom operations to meet its earnings and cash flow forecasts for 2005 and future years could result in an impairment of goodwill of the Company.

During the first quarter 2005, the Company did not update its 2004 annual goodwill impairment analysis as no events or changes in circumstances arose indicating a possible impairment of goodwill.

(ii) Errors and Omissions Provision

Included in the net loss on disposal of the U.S.TPA Business is a $6.5 million provision for expected future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, the Company reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at March 31, 2005; non-renewed contracts; employee turnover; and, the disposal of the U.S. TPA Business. The Company established a range of expected future costs and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the disposal agreement with Broadspire requires CL US to maintain errors and omissions coverage for the U.S.TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S.TPA Business based on expected future claims experience.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $7.9 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(iii) Excess Office Space Lease Provision

The disposal of the U.S. TPA Business and related employee moves has resulted in vacant office space. In determining the $6.3 million excess office space lease provision, the Company analyzed expected vacant office space and made an estimate of potential sub-lease recoveries. If the Company or its subsidiaries were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.0 million.

(iv) Valuation of Future Tax Assets

The Company recognizes future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events effecting taxable income. The Company has significant future income tax assets in the United States and Canada against which it has recorded a full valuation allowance. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. The Company re-evaluates its future income taxes on a regular basis.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**March 31, 2005**	December 31, 2004
	(Unaudited)	
ASSETS		
Current		
Cash	**17,745**	28,368
Accounts receivable, net	**81,955**	80,517
Claims in process	**57,135**	54,927
Prepaid expenses	**7,521**	6,777
Income taxes recoverable	**295**	329
Total current assets	**164,651**	170,918
Property and equipment, net	**15,259**	15,975
Goodwill	**228,426**	230,494
Future income taxes	**2,719**	2,725
Other assets	**8,058**	8,143
	419,113	428,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 5)*	**1,764**	1,861
Other loans *(note 6)*	**105,000**	105,000
Accounts payable and accrued liabilities	**65,651**	72,785
Income taxes payable	**7,263**	5,598
Current portion of long-term debt	**194**	251
Deferred revenue	**25,111**	29,532
Future income taxes	**2,919**	2,933
Total current liabilities	**207,902**	217,960
Long-term debt	**125,546**	125,872
Employee future benefits	**2,241**	2,902
Other liabilities	**12,180**	13,366
Total liabilities	**347,869**	360,100
Shareholders' equity *(note 2)*	**71,244**	68,155
	419,113	428,255

Contingencies and commitments *(note 4)*

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
($000s except per share amounts)

For the three months ended March 31	**2005**	2004
Revenue	**109,029**	103,590
Cost and expenses		
Cost of service	**80,910**	79,910
Selling, general and administration	**17,259**	18,942
Interest	**4,952**	4,259
Gain on disposal *(note 9)*	**(2,946)**	—
	100,175	103,111
Earnings before income taxes	**8,854**	479
Provision for income taxes	**3,642**	1,994
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Net loss from discontinued operations, net of income tax recovery of $nil (2004: $nil) (note 8)	**—**	(3,843)
Net loss on disposal, net of tax of $nil (note 8)	**—**	(19,731)
Reimbursement for costs (notes 4 and 8)	**—**	4,000
Net earnings (loss) for the period	**5,212**	(21,089)
Earnings (loss) per share		
Basic and diluted net earnings (loss) per share from continuing operations	**0.37**	(0.11)
Basic and diluted net earnings (loss) per share	**0.37**	(1.53)

See *accompanying notes*

CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited)
($000s)

For the three months ended March 31	**2005**	2004
Deficit, beginning of period	**(59,107)**	(38,342)
Net earnings (loss) for the period	**5,212**	(21,089)
Deficit, end of period	**(53,895)**	(59,431)

See *accompanying notes*

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

For the three months ended March 31	**2005**	2004
OPERATING ACTIVITIES		
Net earnings (loss) from continuing operations	**5,212**	(1,515)
Add (deduct) items not affecting cash		
Depreciation	**1,350**	1,481
Future income taxes	**(7)**	(25)
Gain on disposal *(note 9)*	**(2,946)**	—
Others	**81**	443
	3,690	384
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(3,383)**	(7,036)
Claims in process	**(2,993)**	1,579
Prepaid expenses	**(832)**	(1,737)
Income taxes recoverable	**2,232**	774
Accounts payable and accrued liabilities	**(10,766)**	(9,027)
Pension and other liabilities	**(367)**	(875)
Discontinued operations	**45**	(9,078)
Cash used in operating activities	**(12,374)**	(25,016)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(449)**	(108)
Business disposals *(note 9)*	**4,194**	—
Purchase of property and equipment	**(884)**	(1,352)
Other assets	**2**	8
Discontinued operations *(note 8)*	**(816)**	(29,845)
Cash provided by (used in) investing activities	**2,047**	(31,297)
FINANCING ACTIVITIES		
Bank indebtedness	**(97)**	1,316
Issuance of promissory notes, net *(note 6)*	**—**	45,793
Cash provided by (used in) financing activities	**(97)**	47,109
Effect of exchange rate changes on cash	**(199)**	760
Net decrease in cash during the period	**(10,623)**	(8,444)
Cash, beginning of period	**28,368**	18,649
Cash, end of period	**17,745**	10,205
SUPPLEMENTAL INFORMATION		
Cash interest paid	**3,089**	2,016
Cash taxes paid	**1,418**	1,305

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2004. In management's opinion they include all disclosures necessary for the fair presentation of the Company's interim results.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2005 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**March 31, 2005**	December 31, 2004
	(Unaudited)	
Share capital	**137,518**	137,518
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,618)**	(2,610)
Currency translation adjustment	**(11,061)**	(8,946)
Deficit	**(53,895)**	(59,107)
	71,244	68,155

As at March 31, 2005, the Company has loaned $2,618 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,000 subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2005 and 2004

3. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended March 31, 2005						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**12,997**	**13,757**	**49,372**	**16,480**	**16,423**	**—**	**109,029**
Operating earnings (loss) [1]	**354**	**405**	**4,299**	**507**	**7,135**	**(1,840)**	**10,860**
Interest income (expense)	**16**	**(31)**	**(5)**	**(132)**	**(108)**	**(4,692)**	**(4,952)**
Gain on disposal	**—**	**—**	**—**	**2,946** [2]	**—**	**—**	**2,946**
Income tax recovery (expense)	**(155)**	**—**	**(1,174)**	**(167)**	**(2,301)**	**155** [3]	**(3,642)**
Net earnings (loss)	**215**	**374**	**3,120**	**3,154**	**4,726**	**(6,377)**	**5,212**
Depreciation expense	**90**	**88**	**803**	**197**	**172**	**—**	**1,350**
Property and equipment additions	**86**	**9**	**530**	**95**	**144**	**—**	**864**
Goodwill additions	**—**	**—**	**—**	**214**	**—**	**—**	**214**
Goodwill	**7,534**	**15,284**	**177,776**	**22,355**	**5,477**	**—**	**228,426**
Identifiable assets	**27,539**	**34,680**	**252,236**	**42,514**	**44,887**	**17,257**	**419,113**

	For the three months ended March 31, 2004						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	11,217	12,756	48,913	18,175	12,529	—	103,590
Operating earnings (loss) [1]	186	(238)	4,042	1,025	2,371	(2,648)	4,738
Interest income (expense)	(9)	(267)	94	(177)	(104)	(3,796)	(4,259)
Income tax recovery (expense)	(74)	—	(1,185)	(400)	(715)	380 [3]	(1,994)
Net earnings (loss) from continuing operations	103	(505)	2,951	448	1,552	(6,064)	(1,515)
Net loss from discontinued operations, net of tax	—	(23,574)	—	—	—	—	(23,574)
Reimbursement for costs	—	4,000	—	—	—	—	4,000
Net earnings (loss)	103	(20,079)	2,951	448	1,552	(6,064)	(21,089)
Depreciation expense	79	118	844	218	221	1	1,481
Property and equipment additions	77	369	832	80	259	1	1,618
Goodwill additions	—	—	—	144	—	—	144
Goodwill	7,534	15,284	187,692	21,963	5,928	—	238,401
Identifiable assets	25,837	50,416	267,925	44,509	46,891	10,272	445,850

The United Kingdom operations has one customer whose revenue represented 14.6% and 17.6% of the Company's consolidated revenue for the three month periods ended March 31, 2005 and 2004, respectively.

[1] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] The gain on disposal was not taxable.

[3] The Corporate tax recovery is net of a valuation allowance against tax losses.

(in $000s except as otherwise indicated)

4. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 *(note 6)* in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended March 31, 2005, the Company made tax installment payments totaling $0.7 million to its parent company related to 2004 (2004 - $1.1 million related to 2003), and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The Company paid a further tax installment of $1.0 million to its parent company in April 2005, related to 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the United States third party claims administration business *(note 8)* of which $4.0 million was recorded as of March 31, 2004. As at March 31, 2005, $1.8 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

The Company and its parent company have agreed to reimburse a customer of the discontinued United States third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the United States third party claims administration business *(note 8)*. To ensure proper transition of files and customers to Broadspire Services, Inc. ("Broadspire") during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

5. BANK INDEBTEDNESS

As at March 31, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.5 million) totaling $21.8 million.

6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities, and to the parent company. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee.

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid an initial commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, an additional commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Three months ended March 31, 2005 and 2004

7. SEASONALITY OF BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, the Company's revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

8. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

Statements of Loss

For the three months ended March 31	**2005**	2004
Revenue	—	14,984
Loss before income taxes prior to disposal date	—	(3,843)
Income tax (recovery) expense	—	—
Net loss from discontinued operations prior to disposal date	—	(3,843)
Net loss on disposal	—	(19,731)
Reimbursement for costs *(note 4)*	—	4,000
	—	(19,574)

The $19.7 million net loss on disposal disclosed in the first quarter 2004 financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

The $24.6 million net loss on disposal disclosed in the 2004 annual financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal in the 2004 annual financial statements differs from the estimate included in the Company's first and second quarter 2004 financial statements as a result of higher than expected future errors and omissions costs and insurance premiums incurred and previously unanticipated other run-off costs.

(in $000s except as otherwise indicated)

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $7.9 million, respectively, related to the United States third party claims administration business. The $6.3 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.0 million (U.S.$5.7 million). The $3.0 million provision for other run-off costs primarily relates to employee and certain other transition costs associated with the disposal.

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.2 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) which was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective sale date March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis USA, a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to Cunningham Lindsey International Limited's operations.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at March 31, 2005 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com

LINDSEY MORDEN GROUP INC.

News Release: July 28, 2005
Listed: Toronto Stock Exchange
Stock Symbol: LM.SV

Financial results for the three and six months ended June 30, 2005 (unaudited)

	Second Quarter		Year-to date	
(in $000's except per share amounts)	**2005**	2004	**2005**	2004
Revenue:				
Canada	**12,490**	13,060	**25,487**	24,277
United States	**14,671**	12,035	**28,428**	24,791
United Kingdom	**50,132**	46,842	**99,504**	95,755
Europe	**15,996**	19,110	**32,476**	37,285
International	**14,367**	11,082	**30,790**	23,611
	107,656	102,129	**216,685**	205,719
Operating earnings (loss) from continuing operations: [1]				
Canada	**(243)**	287	**111**	473
United States	**644**	(748)	**1,049**	(986)
United Kingdom	**3,584**	1,839	**7,883**	5,881
Europe	**160**	1,928	**667**	2,953
International	**3,724**	1,331	**10,859**	3,702
Corporate	**(1,345)**	(2,300)	**(3,185)**	(4,948)
	6,524	2,337	**17,384**	7,075
Interest expense	**4,978**	3,575	**9,930**	7,834
Loss (gain) on disposal	**2**	-	**(2,944)**	-
Provision for income taxes	**1,625**	1,913	**5,267**	3,907
Net (loss) earnings from continuing operations	**(81)**	(3,151)	**5,131**	(4,666)
Net (loss) earnings from discontinued operations, net of tax	**(2,918)**	255	**(2,918)**	(23,319)
Reimbursement for costs	**566**	-	**566**	4,000
Net (loss) earnings	**(2,433)**	(2,896)	**2,779**	(23,985)
Basic and diluted net (loss) earnings per share from continuing operations	**$(0.01)**	$(0.23)	**$0.37**	$(0.34)
Basic and diluted net (loss) earnings per share	**$(0.17)**	$(0.21)	**$0.20**	$(1.73)

[1] Operating earnings (loss) from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

Revenue from continuing operations for second quarter 2005 was $107.7 million, an increase of $5.5 million from second quarter 2004. The United States, United Kingdom and International operations reported increases in revenue compared to second quarter 2004, which were partially offset by declines in revenue reported by the Canadian and European operations.

Operating earnings from continuing operations for second quarter 2005 were $6.5 million compared to $2.3 million for second quarter 2004, an increase of 179%. This increase was due to continued improvement in the International, United Kingdom and United States operations, which was offset by the reduction of earnings in the European operations and a loss in the Canadian operations.

The Company's net loss from continuing operations for second quarter 2005 was $0.1 million ($0.01 per share) compared to a net loss of $3.2 million ($0.23 per share) in the second quarter 2004. The year-to-date 2005 gain on disposal of $2.9 million was due to the sale of a European subsidiary on March 31, 2005. The year-to-date 2004 loss of $24.0 million ($1.73 loss per share) was primarily due to the loss from discontinued operations of $19.7 million.

On July 26, 2005, the Company filed a final prospectus with securities regulators in all Canadian jurisdictions in connection with an offering of rights to existing shareholders to purchase up to an additional 9,534,056 subordinate voting shares. If all rights are exercised, the rights offering is expected to raise total gross proceeds of $40.5 million for the Company. The full net proceeds of the rights offering will be used to partially repay the $105.0 million of borrowings by one of the Company's subsidiaries under an unsecured non-revolving term credit facility.

Mr. Jan Christiansen, President & CEO of Lindsey Morden Group Inc. stated, "The second quarter results reflect the continued strong performance by our International, United Kingdom and United States operations. Particularly encouraging is the market gains made by these companies during a time when the overall market conditions are difficult. Our efforts to re-organize our European operations are progressing.

During the quarter substantial progress was made in settling a dispute with a former business partner in the discontinued TPA business and we have therefore decided to accrue for the costs related to this settlement."

The Company's unaudited consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, is in Canadian dollars.

Lindsey Morden Group Inc. is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

- 30 -

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (847) 517-3300, ext.3333. Website: www.lindseymordengroupinc.com

File No. 82-5143

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

For the six months ended June 30, 2005

TABLE OF CONTENTS

Management's discussion and analysis of financial condition and results of operations 1

Consolidated balance sheets 12

Consolidated statements of earnings (loss) 13

Consolidated statements of deficit 13

Consolidated statements of cash flows 14

Notes to consolidated interim financial statements 15

Shareholder information 22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the consolidated performance of Lindsey Morden Group Inc. (the "Company") during the second quarter and the first six months of 2005. It is intended to supplement the unaudited consolidated financial statements and notes thereto for the three and six months ended June 30, 2005 and should be read in conjunction with them. It updates the MD&A for the fiscal year ended December 31, 2004 on pages 11 to 25 of the Company's 2004 Annual Report. The Company's unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

The Company is a holding company which conducts its business through its directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: operations in Canada refer to Cunningham Lindsey Canada Limited; Cunningham Lindsey U.S. Inc. or operations in the United States refers to Cunningham Lindsey U.S. Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and Claims International (Holdings) Limited and its subsidiaries; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

The Company operates through five principal operating subsidiaries which manage a worldwide network of branches on a country by country basis. Canada, the United States and the United Kingdom operations operate principally in Canada, the United States and the United Kingdom respectively. Europe carries on business principally in continental Europe while International services customers in the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. Each branch office operates as a profit centre and offers a combination of adjusting and non-adjusting services catered to its target market.

The Company provides a wide range of independent insurance claims services to insurance companies, syndicates, brokers and organizations with significant risk retention worldwide. Each principal operating subsidiary provides loss adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. Because each subsidiary's market is different, the mix of claim types serviced differs from subsidiary to subsidiary.

The Company's professional claims adjusters have expertise in handling claims for different types of loss and specialize in investigation and evaluation of insurance claims and the minimization of loss. The Company also employs engineers and scientists in connection with its project management services and has access to a wide range of experts in various fields with whom the Company has developed close working relationships and who provide additional services required in the adjustment of claims. The cost of salaries and benefits of fee earners is the most significant component of the Company's cost of service and is therefore correlated to revenue increases and decreases.

Demand for certain of the Company's claims services is closely related to the occurrence of weather-related events although a particular weather event may impact the Company's principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for the United States operation, but result in a small number of large value claims for the International operation.

As the Company's financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars.

Unless otherwise noted in this MD&A, all information is given as at July 28, 2005. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof.

Readers should not rely on forward-looking statements as they involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Risks include but are not limited to: vulnerability of revenue to weather-related claims; competitive markets; dependency on insurance companies outsourcing claims; financial strength of customers; ability to service debt and other commitments; stability of customer relationships; continued services of personnel; legal actions; and changing legislative environments. The Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. The Company has no obligation and does not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise except as required by law.

OVERALL PERFORMANCE

The Company's net loss from continuing operations for second quarter 2005 was $0.1 million compared to a net loss of $3.2 million in second quarter 2004. Net loss, which includes discontinued operations, for second quarter 2005 was $2.4 million compared to a net loss of $2.9 million in second quarter 2004. The Company's year-to-date net earnings from continuing operations was $5.1 million compared to a net loss of $4.7 million for the first six months of 2004. Year-to-date net earnings were $2.8 million compared to a net loss of $24.0 million for the first six months of 2004.

Cunningham Lindsey Canada Limited ("CL Canada") reported decreased revenue and operating earnings for second quarter 2005 compared to second quarter 2004. Year-to-date revenue increased and operating earnings decreased compared to the first six months of 2004. Decreased claims activity in Canada resulted in decreased revenues in the second quarter 2005. Most regions were able to reduce costs of service to mitigate the impact of lower claims volume for the second quarter 2005 and year-to-date relative to the comparable year earlier periods. The reduction in operating earnings was primarily due to the costs associated with the impact of the continued expansion of ENVIRONMENTAL SOLUTIONS™ Remediation Services ("ESRS"). Year-to-date ESRS had significantly higher revenue relative to the first six months of 2004 which was partially offset by decreased claims activity.

Cunningham Lindsey U.S. Inc. ("CL US") reported increased revenue and operating earnings from continuing operations in second quarter and the first six months of 2005 compared to the respective periods in 2004. This was due to increased non-catastrophe claims frequency from new and existing customers, improved operating performance, and from activity following four hurricanes that made landfall in the south eastern United States during the second half of 2004.

Cunningham Lindsey United Kingdom's ("CL United Kingdom") revenue and operating earnings for second quarter and first six months of 2005 increased compared to the respective periods in 2004. The increases were mainly due to new business and flooding in northwest England which increased activity across all of CL United Kingdom's main product lines.

Cunningham Lindsey Europe BV ("CL Europe") reported reduced revenue and operating earnings for second quarter and first six months of 2005 compared to the respective periods in 2004 primarily due to reduced claims activity in the periods and operational inefficiencies caused by a reorganization in the Netherlands during the first quarter 2005. On March 31, 2005 CL Europe completed the sale of Cunningham Lindsey TES BV ("TES"), a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The gain on the disposal was $2.9 million.

Cunningham Lindsey International Limited's ("CL International") revenue and operating earnings for second quarter and first six months of 2005 increased significantly compared to the respective periods in 2004. The improvement reflects increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004 and improved results in various international locations.

On April 1, 2005, the Company acquired the net assets of Axis U.S.A. ("Axis"), a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to CL International's operations.

Corporate costs for second quarter and year-to-date 2005 decreased compared to the comparable periods in 2004 mainly due to decreased professional fees.

Cash flow and financial condition of the Company are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three and six months ended June 30, 2005 and 2004 in the Company's operating segments. Also included are: interest expense, loss (gain) on disposal, provision for income taxes, net (loss) earnings from continuing operations, net (loss) earnings, total assets and total long-term financial liabilities.

	For the three months ended		*For the six months ended*	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
(in $000s except per share data[1])				
Revenue				
Canada	**12,490**	13,060	**25,487**	24,277
United States	**14,671**	12,035	**28,428**	24,791
United Kingdom	**50,132**	46,842	**99,504**	95,755
Europe	**15,996**	19,110	**32,476**	37,285
International	**14,367**	11,082	**30,790**	23,611
	107,656	102,129	**216,685**	205,719
Operating earnings (loss) from continuing operations[2]				
Canada	**(243)**	287	**111**	473
United States	**644**	(748)	**1,049**	(986)
United Kingdom	**3,584**	1,839	**7,883**	5,881
Europe	**160**	1,928	**667**	2,953
International	**3,724**	1,331	**10,859**	3,702
Corporate	**(1,345)**	(2,300)	**(3,185)**	(4,948)
	6,524	2,337	**17,384**	7,075
Interest	**4,978**	3,575	**9,930**	7,834
Loss (gain) on disposal	**2**	–	**(2,944)**	–
Provision for income taxes	**1,625**	1,913	**5,267**	3,907
Net (loss) earnings from continuing operations	**(81)**	(3,151)	**5,131**	(4,666)
Net (loss) gain from discontinued operations, net of tax	**(2,918)**	255	**(2,918)**	(23,319)
Reimbursement for costs	**566**	–	**566**	4,000
Net (loss) earnings	**(2,433)**	(2,896)	**2,779**	(23,985)
Net (loss) earnings per subordinate and multiple voting share				
Basic and diluted net (loss) earnings from continuing operations	**(0.01)**	(0.23)	**0.37**	(0.34)
Basic and diluted net (loss) earnings	**(0.17)**	(0.21)	**0.20**	(1.73)
Total assets			**403,215**	452,567
Total long-term financial liabilities			**138,959**	143,865

[1] As at July 28, 2005, there were 12,128,256 subordinate voting and 2,172,829 multiple voting shares outstanding.

[2] Operating earnings (loss) from continuing operations is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

Revenue

Total revenue from continuing operations for second quarter 2005 was $107.7 million, an increase of $5.6 million from second quarter 2004 revenue of $102.1 million. The United States, United Kingdom and International operations reported increases in revenue compared to second quarter 2004 of $2.6 million, $3.3 million and $3.3 million respectively, which were partially offset by revenue decreases in the Canadian and European operations of $0.6 million and $3.1 million respectively.

Total revenue from continuing operations for year-to-date 2005 was $216.7 million, an increase of $11.0 million from revenue of $205.7 million in the first six months of 2004. Canada, United States, United Kingdom and International operations reported increases in revenue compared to the first six months of 2004 of $1.2 million, $3.6 million, $3.7 million and $7.2 million respectively, which were partially offset by a revenue decrease in the European operation of $4.8 million.

The Canadian operation's second quarter 2005 revenue of $12.5 million decreased by $0.6 million from second quarter 2004. Year-to-date revenue was $25.5 million, an increase of $1.2 million relative to the first six months of 2004. Decreased revenue in second quarter 2005 was due to an 11% reduction in claims activity compared to the second quarter of 2004 which reduced revenues primarily in the Central and Atlantic regions. The year-to-date increase in revenues was primarily due to a significant increase in ESRS revenue partially offset by reduced revenues from claims services activities in the Central and Atlantic regions.

Revenue from continuing operations in the United States operations of $14.7 million for second quarter 2005 increased by $2.6 million from second quarter 2004. Year-to-date revenue was $28.4 million, an increase of $3.6 million relative to the first six months of 2004. In local currency, revenue from the United States operations was U.S.$11.8 million for second quarter 2005, an increase of U.S.$2.9 million from second quarter 2004. Year-to-date revenue in local currency was U.S.$23.0 million, an increase of U.S.$4.5 million from the first six months of 2004. The increase in revenue in second quarter and year-to-date 2005 was primarily due to increased non-catastrophe claims frequency from new and existing customers and from U.S.$1.7 million and U.S.$3.5 million increases in second quarter and year-to-date 2005 respectively in catastrophe revenue activity following four hurricanes that hit the south eastern United States during the second half of 2004.

Revenue for second quarter 2005 from the United Kingdom operations was $50.1 million, an increase of $3.3 million from revenue of $46.8 million in second quarter 2004. Year-to-date revenue was $99.5 million, an increase of $3.7 million relative to the first six months of 2004. In local currency, revenue from the United Kingdom operations was £21.7 million for second quarter 2005, an increase of £2.6 million from second quarter 2004. Year-to-date revenue in local currency was £43.0 million, an increase of £3.7 million from the first six months of 2004. The increase in revenue in second quarter and year-to-date 2005 was primarily due to new business and claims from flooding in northwest England which increased new claims in all of CL United Kingdom's main product lines. New claims for CL United Kingdom were 35% and 29% higher in second quarter and year-to-date 2005 respectively compared to the respective periods in 2004.

Revenue for the second quarter from the European operations was $16.0 million, a decrease of $3.1 million from second quarter 2004. Year-to-date revenue was $32.5 million, a $4.8 million decrease relative to the first six months of 2004. In local currency, revenue from the European operations was €10.2 million for second quarter 2005, a decrease of €1.5 million from second quarter 2004. Year-to-date revenue in local currency was €20.5 million, a decrease of €2.2 million from the first six months of 2004. The decrease in revenue in second quarter and year-to-date 2005 was primarily due to 4% and 6% reductions in claims activity respectively, the sale of the TES unit and operational inefficiencies caused by a reorganization in the Netherlands in 2005.

Revenue from the International operations increased $3.3 million from $11.1 million in second quarter 2004 to $14.4 million in second quarter 2005. Year-to-date revenue was $30.8 million, an increase of $7.2 million relative to the first six months of 2004. In local currency, revenue from the International operations was £6.2 million for second quarter 2005, an increase of £1.7 million compared to second quarter 2004. Year-to-date revenue in local currency was £13.3 million, an increase of £3.6 million relative to the first six months of 2004. The increase in revenue in second quarter and year-to-date 2005 reflects increased claims activity following a number of hurricanes which passed through the Caribbean during the second half of 2004, increased activity in South East Asia and, for the second quarter 2005, the impact of the Axis acquisition.

Operating earnings (loss)

The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases. Operating earnings from continuing operations for second quarter 2005 were $6.5 million (6.1% of revenue) as compared to $2.3 million (2.3% of revenue) for second quarter 2004. Year-to-date operating earnings from continuing operations were $17.4 million (8.0% of revenue) compared to $7.1 million (3.4% of revenue) for the first six months of 2004. Operating earnings (loss) from continuing operations is defined as revenue less cost of service and selling, general and administration expenses.

Operating loss for the second quarter 2005 for the Canadian operations of $0.2 million decreased $0.5 million from earnings of $0.3 million for the same period in 2004. Year-to-date operating earnings were $0.1 million, a decrease of $0.4 million relative to the first six months of 2004. Most regions in Canada were able to reduce costs of service and mitigate the effect of lower claims volumes and revenues. Reduced operating earnings in second quarter and year-to-date 2005 compared to the respective periods in 2004 were primarily due to the costs of opening new ESRS branches partially offset by improved operating earnings in Quebec.

The United States operations reported operating earnings from continuing operations of $0.6 million for second quarter 2005 compared to a loss of $0.7 million in second quarter 2004. Year-to-date operating earnings were $1.0 million, an increase of $2.0 million relative to the first six months of 2004. In local currency, operating earnings were U.S.$0.5 million in second quarter 2005 compared to an operating loss of U.S.$0.5 million in second quarter 2004. Year-to-date operating earnings in local currency were U.S.$0.8 million compared to an operating loss of U.S.$0.7 million in the first six months of 2004. Improved operating results were due to the increased revenue noted previously and improved operating performance.

The United Kingdom operating earnings of $3.6 million for second quarter 2005 increased $1.8 million compared to earnings of $1.8 million in second quarter 2004. Year-to-date operating earnings were $7.9 million compared to operating earnings of $5.9 million in the first six months of 2004. In local currency, operating earnings of £1.5 million in second quarter 2005 were £0.8 million above second quarter 2004. Year-to-date operating earnings in local currency were £3.4 million compared to operating earnings of £2.4 million in the first six months of 2004. Increased operating earnings were primarily due to the higher revenue noted previously.

Operating earnings in second quarter 2005 for the European operations were $0.2 million, a decrease of $1.7 million from earnings of $1.9 million in second quarter 2004. Year-to-date operating earnings were $0.7 million compared to $3.0 million in the first six months of 2004. In local currency, operating earnings of €0.1 million in second quarter 2005 decreased €1.1 million compared to second quarter 2004. Year-to-date operating earnings in local currency were €0.5 million compared to €1.9 million in the first six months of 2004. The decrease in operating earnings reflects the reduced revenue noted previously and operational inefficiencies caused by a reorganization in the Netherlands in first quarter 2005.

Operating earnings for the International operations for second quarter 2005 were $3.7 million, an increase of $2.4 million compared to earnings of $1.3 million in second quarter 2004. Year-to-date operating earnings were $10.9 million compared to $3.7 million in the first six months of 2004. In local currency, operating earnings of £1.6 million in second quarter 2005 increased £1.1 million compared to earnings in second quarter 2004. Year-to-date operating earnings in local currency were £4.7 million compared to £1.5 million in the first six months of 2004. Second quarter and year-to-date 2005 increased operating earnings reflect International's increased revenue noted previously.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for second quarter 2005 were $1.3 million compared to losses of $2.3 million in second quarter 2004. Year-to-date corporate operating losses were $3.2 million compared to $4.9 million in the first six months of 2004. The $1.0 million and $1.7 million decreases in Corporate operating losses for second quarter and year-to-date 2005 were primarily due to $1.3 million and $1.4 million decreases respectively in professional fees.

Net earnings (loss)

Net loss from continuing operations for second quarter 2005 was $0.1 million (loss of $0.01 per share) compared to a net loss in second quarter 2004 of $3.2 million (loss of $0.23 per share). Net loss for second quarter 2005 was $2.4 million (loss of $0.17 per share) compared to the second quarter 2004 net loss of $2.9 million (loss of $0.21 per share).

Net earnings from continuing operations for year-to-date were $5.1 million (earnings of $0.37 per share) compared to a net loss of $4.7 million (loss of $0.34 per share) for the first six months of 2004. Net earnings for year-to-date 2005 were $2.8 million (earnings of $0.20 per share) compared to a net loss of $24.0 million (loss of $1.73 per share) for the first six months of 2004.

For continuing operations, the difference between operating earnings (loss) and net (loss) earnings is primarily due to the gain on disposal and the provision for income taxes. The difference between operating loss and net loss for Corporate is interest expense and income taxes.

Total interest expense in second quarter 2005 was $5.0 million, $1.4 million higher than interest expense of $3.6 million in second quarter 2004. Year-to-date interest expense was $9.9 million compared to $7.8 million in the first six months of 2004. Total interest expense in second quarter 2005 included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $2.8 million of interest expense in second quarter 2005 consisted of $2.7 million interest and amortized commitment fees associated with the unsecured non-revolving loan facility and $0.1 million interest on operating lines and other credit facilities. Interest expense in second quarter and year-to-date 2005 was higher than in the comparable periods of 2004 due to higher debt levels and higher interest rates in 2005 compared to 2004.

Gain on disposal of $2.9 million (€1.8 million) in first quarter 2005 relates to the gain on the disposal of TES.

An income tax provision of $1.6 million was recorded for second quarter 2005 compared to $1.9 million for the same period in 2004. The year-to-date income tax provision was $5.3 million compared to $3.9 million for the first six months of 2004. Given current operating losses in Corporate, the Company did not record a future tax asset in respect of Corporate losses incurred in Canada. In addition, tax assets were not recorded in respect of Corporate losses arising in the United Kingdom, due to uncertainty as to whether exchange movements will result in taxable exchange gains in the remaining quarters of 2005. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. The Company has not recorded any future tax asset associated with these losses but continues to assess their value in the context of the United States operating results.

On March 15, 2004, CL US completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire"). The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in second quarter 2005 was $2.9 million compared to net earnings of $0.3 million in second quarter 2004. Net loss from discontinued operations in the second quarter 2005 was $2.9 million and consists of $2.5 million (U.S.$2.0 million) provision for expected future errors and omissions, other legal costs and insurance premiums, $0.3 million (U.S.$0.2 million) for other run off costs and $0.1 million (U.S.$0.1 million) provision for excess office space lease payments, net of anticipated sublet recoveries. Net loss on disposal incurred in first quarter 2004 was $23.3 million and consists of: $3.6 million net loss from discontinued operations; $4.8 million (U.S.$3.6 million) loss on sale of the U.S. TPA Business; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries. The net loss on disposal recorded in first quarter 2004 differs from the estimate included in the Company's 2004 annual financial statements, of $24.6 million, due to subsequent revisions, resulting from higher than expected future errors and omissions costs, other legal costs and insurance premiums incurred and previously unanticipated other run-off costs.

The Company has a management services agreement with Fairfax Financial Holdings Limited ("Fairfax") pursuant to which Fairfax provides the Company with specified management services in consideration for an annual fee. During the second quarter 2005, under that agreement, Fairfax agreed to reimburse the Company for $0.6 million of costs related to the disposal of the U.S. TPA Business. During first quarter 2004, under that agreement, Fairfax agreed to reimburse the Company for $4.0 million of costs related to the disposal of the U.S. TPA Business.

CASH FLOW

Operating activities

Cash used in operating activities from continuing operations was $1.3 million during second quarter 2005 compared to cash used by operating activities of $2.4 million during second quarter 2004. The $1.1 million improvement in cash used in operating activities from continuing operations in second quarter 2005 compared to second quarter 2004 was primarily due to a $3.1 million improvement in net loss from continuing operations partially offset by a $2.0 million unfavourable working capital movement.

Year-to-date cash used in operating activities from continuing operations was $13.7 million compared to $18.4 million in 2004 year-to-date. The $4.6 million improvement in cash used was primarily due to a $9.8 million improvement in net earnings from continuing operations partially offset by a $2.9 million gain on sale ofTES and a $1.7 million unfavourable working capital movement.

Operating cash flow tends to be lower in the first half of the year due to the impact of bonus payments and the working capital cost of servicing weather-related claims.

	For the three months ended		*For the six months ended*	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
($000s)				
Canada	**(244)**	(453)	**(2,461)**	(384)
United States	**534**	(2,145)	**2,169**	(5,266)
United Kingdom	**5,530**	2,597	**(1,859)**	(5,608)
Europe	**(2,662)**	3,624	**(4,701)**	1,180
International	**4,251**	(823)	**5,431**	782
Corporate and financing costs	**(8,721)**	(5,241)	**(12,310)**	(9,083)
	(1,312)	(2,441)	**(13,731)**	(18,379)

The $2.7 million increase in cash from operating activities from continuing United States operations in the second quarter 2005 was due to improved earnings and favourable working capital movements. The $2.9 million and $5.1 million increase in cash from operating activities from the United Kingdom and International operations respectively in second quarter 2005 was due to improved earnings and favourable working capital movements. The $6.3 million decrease in cash from operating activities from the European operations in the second quarter 2005 was due to reduced earnings and unfavourable working capital movements. The $0.2 million increase in cash flow from Canadian operations in second quarter 2005 was primarily due to favourable working capital movements partially offset by reduced earnings. The $3.5 million decrease in cash flow from Corporate activities in the second quarter 2005 was due to increased financing costs and unfavorable working capital movements.

The $7.4 million and $3.7 million increase in cash from operating activities from continuing United States and United Kingdom operations respectively year-to-date 2005 was due to improved earnings and favourable working capital movements. The $4.6 million increase in cash from operating activities from the International operations year-to-date 2005 was due to improved earnings partially offset by unfavourable working capital movements. The $5.9 million decrease in cash from operating activities from the European operations year-to-date 2005 was due to unfavourable working capital movements partially offset by improved earnings due to a $2.9 million gain on the sale of TES in the first quarter 2005. The $2.1 million decrease in cash flow from Canadian operations year-to-date 2005 was primarily due to reduced earnings and unfavourable working capital movements. The $3.2 million decrease in cash flow from Corporate activities year-to-date 2005 was due to increased costs and unfavorable working capital movements.

Investing activities

Net investment in property and equipment related to continuing operations was $1.0 million in second quarter 2005 compared to $1.6 million in second quarter 2004. Year-to-date net investment in property and equipment was $1.9 million compared to $2.9 million in the first six months of 2004. The quarterly and year-to-date decreases in 2005 of $0.6 million and $1.0 million respectively were due to reduced purchases of equipment in the Canadian, United Kingdom and European operations.

Cash used in business acquisitions of $2.7 million and $3.2 million in second quarter and year-to-date 2005 respectively were mainly related to acquiring Axis and the remaining deferred payments for certain European subsidiaries. Year-to-date cash provided by business disposals of $4.1 million (€2.6 million) relates to net proceeds on disposal of TES.

Year-to-date cash outflow from discontinued operations was $2.1 million in 2005 related to cash payments of accrued liabilities recorded on disposal of the U.S.TPA Business. Year-to-date cash outflow from discontinued operations of $43.0 million in 2004 included a $31.9 million outflow on the disposal of the U.S.TPA Business in 2004 and $10.5 million related to the operating cash flows of the discontinued operations. The remaining cash outflow of $0.6 million in year-to-date 2004 was primarily from net investment in property and equipment.

QUARTERLY DATA

	Second Quarter 2005	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004
(in $000s, except per share data)				
Revenue	**107,656**	109,029	112,483	105,689
Net (loss) earnings from continuing operations	**(81)**	5,212	4,814	1,368
Net (loss) earnings	**(2,433)**	5,212	4,814	(1,594)
Net (loss) earnings from continuing operations per share	**(0.01)**	0.37	0.35	0.10
Net (loss) earnings per share	**(0.17)**	0.37	0.35	(0.11)

	Second Quarter 2004	First Quarter 2004	Fourth Quarter 2003	Third Quarter 2003
(in $000s, except per share data)				
Revenue	102,129	103,590	103,726	96,414
Net (loss) earnings from continuing operations	(3,151)	(1,515)	3,289	(1,375)
Net loss	(2,896)	(21,089)	(21,179)	(4,220)
Net (loss) earnings from continuing operations per share	(0.23)	(0.11)	0.24	(0.10)
Net loss per share	(0.21)	(1.53)	(1.54)	(0.31)

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

FINANCIAL CONDITION AND LIQUIDITY

Accounts receivable at June 30, 2005 increased by $2.5 million compared to December 31, 2004 to $83.0 million primarily due to increased activity in the International operations.

Goodwill at June 30, 2005 was $220.9 million compared to $230.5 million at December 31, 2004. The decrease was from $9.9 million in unrealized foreign exchange losses and $0.7 million on the disposal of TES, partially offset by $1.0 million of goodwill arising on the purchase of Axis and increased shareholdings in certain European subsidiaries.

Accounts payable and accrued liabilities and deferred revenue at June 30, 2005 decreased by $10.7 million and $5.8 million, respectively compared to December 31, 2004. Reduced accounts payable and accrued liabilities are primarily due to payment of accrued bonuses. The decrease in deferred revenue is primarily due to settlement of subsidence claims in the United Kingdom during first and second quarters of 2005.

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly. Proceeds of the loan were principally used to repay $59.7 million promissory notes due to Fairfax with the balance used for working capital purposes.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. Proceeds of the loan were used (i) principally to repay debt owed to the Company, which in turn used the funds to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax, and (ii) to pay fees and expenses related to the transaction, with the balance to be used for working capital purposes.

The loan had an initial term to March 31, 2005. On written request, CL Canada, may extend the term of the loan for two successive six-month periods to March 31, 2006. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee. The loan may be repaid at any time but the facility is permanently reduced by the amount of the repayment.

The loan is unsecured. The main operating companies, their holding companies and Lindsey Morden have guaranteed the obligations of CL Canada under the loan on an unsecured basis. The loan was made pursuant to an agreement dated July 8, 2004. The loan agreement includes covenants and events of default consistent with loans of this type.

In connection with the loan, Fairfax agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

On July 26, 2005, the Company filed a final prospectus with securities regulators in all Canadian jurisdictions in connection with an offering of rights to purchase up to an additional 9,534,056 subordinate voting shares. Rights will be issued to the holders of the Company's outstanding 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares of record as of the close of business on August 4, 2005.

Fairfax, the beneficial owner of approximately 70.6% of the Company's outstanding subordinate voting shares and all its multiple voting shares, has indicated that it intends to exercise all rights issued to it, which exercise would result in approximately $30.4 million in gross proceeds to the Company.

On or before August 30, 2005, a holder of rights will be entitled to subscribe for one subordinate voting share at an exercise price of $4.25 for each 1.5 rights held. If all rights are exercised, the rights offering is expected to raise total gross proceeds of $40.5 million for the Company. The full net proceeds of the rights offering will be used to partially repay the $105.0 million of borrowings by one of the Company's subsidiaries under an unsecured non-revolving term credit facility.

As at June 30, 2005, the Company and its subsidiaries had demand lines of credit in the United Kingdom and Europe totaling $20.8 million. Bank indebtedness as at June 30, 2005 was $3.7 million consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness increased by $1.8 million year-to-date 2005 and cash of $13.9 million at June 30, 2005 decreased $14.4 million as compared to December 31, 2004. Cash provided by investing activities, through business disposals net of business acquisitions, purchases of property and equipment and discontinued operations, was offset by cash used in operating and financing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at June 30, 2005 was $220.4 million compared to $204.6 million at December 31, 2004. Net debt increased to fund negative operating cash flow.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Other long-term liabilities are employee future benefits and other liabilities that totaled $2.3 million and $11.4 million, respectively, at June 30, 2005. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

Shareholders' equity decreased to $59.1 million at June 30, 2005 from $68.2 million at December 31, 2004. The decrease was due to an unfavourable movement in the currency translation adjustment account of $11.9 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar that were partially offset by the $2.8 million net earnings for the year-to-date.

TRANSACTIONS WITH RELATED PARTIES

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse the Company for certain costs related to the disposal of the U.S. TPA Business. As at June 30, 2005, $2.4 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Fairfax owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended June 30, 2005, the Company made tax installment payments totaling $1.7 million to Fairfax related to 2004 (2004 - $1.5 million related to 2003), and received a refund of $0.1 million in respect of tax overpaid related to 2003. The Company paid a further tax installment of $1.5 million to Fairfax in July 2005, related to 2005. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company and Fairfax have agreed to reimburse a customer of the U.S. TPA Business for reasonable costs and expenses incurred, including indemnifying the customer for stolen or lost fiduciary monies and the costs of a new third party claims administrator. This agreement is triggered by the customer's decision to transfer the files from Broadspire to another service provider.

At June 30, 2005, the Company owed Fairfax $1.2 million (2004 – $1.7 million) (U.S.$1.0 million; 2004 – U.S.$1.3 million) for participation in an insurance program arranged by Fairfax with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, fiduciary and fidelity coverage, for claims made in the period June 1, 2005 to May 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

(i) Goodwill impairment testing

The Company evaluates its existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. The Company estimates the fair value of each of its operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires a number of estimates to be made by the Company including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and growth rate of the Company's various operations.

For the year ended December 31, 2004, the Company's evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to the Company's projections of future cash flow and to changes in the cost of capital and growth rate in determining if goodwill impairment was required. The United Kingdom operations expect significantly improved cash flow in future years based on their business plans. The goodwill valuation for the United Kingdom is very sensitive to those future cash flows and any significant variance could result in an impairment of goodwill. During the second quarter 2005, the Company did not update its 2004 annual goodwill impairment analysis as no events or changes in circumstances arose indicating a possible impairment of goodwill.

(ii) Errors and Omissions Provision

Included in the cumulative net loss from discontinued operations of the U.S. TPA Business is a $9.0 million provision for expected future errors and omissions costs, other legal costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, the Company reviewed actual errors and omissions costs incurred for the most recent periods and considered the impact of qualitative factors such as: expected unreported claims at June 30, 2005; non-renewed contracts; employee turnover; and, the disposal of the U.S. TPA Business. The Company established a range of expected future costs and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the disposal agreement with Broadspire requires CL US to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $9.0 million and $10.4 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

(iii) Excess Office Space Lease Provision

The disposal of the U.S. TPA Business and related employee moves has resulted in vacant office space. In determining the $6.4 million excess office space lease provision, the Company analyzed expected vacant office space and made an estimate of potential sub-lease recoveries. If the Company or its subsidiaries were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.7 million.

(iv) Valuation of Future Tax Assets

The Company recognizes future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events effecting taxable income. The Company has significant future income tax assets in the United States and Canada against which it has recorded a full valuation allowance. The United States operations have available net operating losses of approximately U.S.$44 million, representing a potential future tax asset of approximately U.S.$17 million. If circumstances change regarding the projected profitability of the United States and Canadian operations, the valuation allowance could be reduced resulting in a future income tax recovery. The Company re-evaluates its future income taxes on a regular basis.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**June 30, 2005** *(Unaudited)*	December 31, 2004
ASSETS		
Current		
Cash	**13,934**	28,368
Accounts receivable, net	**83,039**	80,517
Claims in process	**54,729**	54,927
Prepaid expenses	**6,827**	6,777
Income taxes recoverable	**289**	329
Total current assets	**158,818**	170,918
Property and equipment, net	**14,472**	15,975
Goodwill	**220,918**	230,494
Future income taxes	**2,641**	2,725
Other assets	**6,366**	8,143
	403,215	428,255
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 5)*	**3,675**	1,861
Other loans *(notes 6 and 10)*	**105,000**	105,000
Accounts payable and accrued liabilities	**62,047**	72,785
Income taxes payable	**7,331**	5,598
Current portion of long-term debt	**487**	251
Deferred revenue	**23,754**	29,532
Future income taxes	**2,834**	2,933
Total current liabilities	**205,128**	217,960
Long-term debt	**125,213**	125,872
Employee future benefits	**2,320**	2,902
Other liabilities	**11,426**	13,366
Total liabilities	**344,087**	360,100
Shareholders' equity *(notes 2 and 10)*	**59,128**	68,155
	403,215	428,255

Contingencies and commitments *(note 4)*

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s except per share amounts)

	For the three months ended		For the six months ended	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Revenue	**107,656**	102,129	**216,685**	205,719
Cost and expenses				
Cost of service	**81,898**	80,210	**162,808**	160,120
Selling, general and administration	**19,234**	19,582	**36,493**	38,524
Interest	**4,978**	3,575	**9,930**	7,834
Loss (gain) on disposal *(note 9)*	**2**	–	**(2,944)**	–
	106,112	103,367	**206,287**	206,478
Earnings (loss) before income taxes	**1,544**	(1,238)	**10,398**	(759)
Provision for income taxes	**1,625**	1,913	**5,267**	3,907
Net (loss) earnings from continuing operations	**(81)**	(3,151)	**5,131**	(4,666)
Net (loss) earnings from discontinued operations, net of income tax recovery of $nil (2004: $255) *(note 8)*	**(2,918)**	255	**(2,918)**	(23,319)
Reimbursement for costs *(notes 4 and 8)*	**566**	–	**566**	4,000
Net (loss) earnings for the period	**(2,433)**	(2,896)	**2,779**	(23,985)
(Loss) earnings per share				
Basic and diluted net (loss) earnings per share from continuing operations	**(0.01)**	(0.23)	**0.37**	(0.34)
Basic and diluted net (loss) earnings per share	**(0.17)**	(0.21)	**0.20**	(1.73)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		For the six months ended	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Deficit, beginning of period	**(53,895)**	(59,431)	**(59,107)**	(38,342)
Net (loss) earnings for the period	**(2,433)**	(2,896)	**2,779**	(23,985)
Deficit, end of period	**(56,328)**	(62,327)	**(56,328)**	(62,327)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
($000s)

	For the three months ended		*For the six months ended*	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
OPERATING ACTIVITIES				
Net (loss) earnings from continuing operations	**(81)**	(3,151)	**5,131**	(4,666)
Add (deduct) items not affecting cash				
Depreciation	**1,301**	1,441	**2,651**	2,922
Future income taxes	**-**	(130)	**(7)**	(155)
Loss (gain) on disposal *(note 9)*	**2**	–	**(2,944)**	–
Others	**19**	8	**100**	451
	1,241	(1,832)	**4,931**	(1,448)
Changes in non-cash working capital balances related to operations				
Accounts receivable	**(2,177)**	(4,528)	**(5,560)**	(11,564)
Claims in process	**1,405**	954	**(1,588)**	2,533
Prepaid expenses	**1,394**	1,472	**562**	(265)
Income taxes recoverable/payable	**481**	3,109	**2,713**	3,883
Accounts payable and accrued liabilities	**(2,897)**	(1,330)	**(13,663)**	(10,357)
Pension and other liabilities	**(759)**	(286)	**(1,126)**	(1,161)
Discontinued operations	**(1,304)**	(1,446)	**(2,075)**	(10,524)
Cash used in operating activities	**(2,616)**	(3,887)	**(15,806)**	(28,903)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**(2,724)**	(729)	**(3,173)**	(837)
Business disposals *(note 9)*	**(79)**	–	**4,115**	–
Purchase of property and equipment	**(1,009)**	(1,594)	**(1,893)**	(2,946)
Other assets	**(19)**	77	**(17)**	85
Discontinued operations *(note 8)*	**-**	(2,623)	**-**	(32,468)
Cash used in investing activities	**(3,831)**	(4,869)	**(968)**	(36,166)
FINANCING ACTIVITIES				
Bank indebtedness	**1,911**	480	**1,814**	1,796
Contributed surplus	**-**	1,300	**-**	1,300
Issuance of promissory notes, net *(note 6)*	**-**	10,954	**-**	56,747
Cash provided by financing activities	**1,911**	12,734	**1,814**	59,843
Effect of exchange rate changes on cash	**725**	(99)	**526**	661
Net (decrease) increase in cash during the period	**(3,811)**	3,879	**(14,434)**	(4,565)
Cash, beginning of period	**17,745**	10,205	**28,368**	18,649
Cash, end of period	**13,934**	14,084	**13,934**	14,084
SUPPLEMENTAL INFORMATION				
Cash interest paid	**5,882**	4,503	**8,971**	6,519
Cash taxes paid	**1,207**	(1,066)	**2,625**	239

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
Six months ended June 30, 2005 and 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements for the year ended December 31, 2004. In management's opinion they include all disclosures necessary for the fair presentation of the Company's interim results.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the June 30, 2005 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**June 30, 2005** *(Unaudited)*	December 31, 2004
Share capital	**137,518**	137,518
Contributed surplus	**1,300**	1,300
Employee share purchase loans	**(2,628)**	(2,610)
Currency translation adjustment	**(20,734)**	(8,946)
Deficit	**(56,328)**	(59,107)
	59,128	68,155

As at June 30, 2005, the Company has loaned $2,628 to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of these loans are due on demand and bear no interest. As collateral, the employees have pledged 292,000 subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

3. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Six months ended June 30, 2005 and 2004

3. SEGMENTED INFORMATION (Continued)

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended June 30, 2005						
	Canada	**United States**	**United Kingdom**	**Europe**	**International**	**Corporate**	**Consolidated**
Revenue	**12,490**	**14,671**	**50,132**	**15,996**	**14,367**	**–**	**107,656**
Operating earnings (loss)[1]	**(243)**	**644**	**3,584**	**160**	**3,724**	**(1,345)**	**6,524**
Interest income (expense)	**17**	**(57)**	**(90)**	**(102)**	**(11)**	**(4,735)**	**(4,978)**
Loss on disposal	**–**	**–**	**–**	**(2)[2]**	**–**	**–**	**(2)**
Income tax recovery (expense)	**87**	**–**	**(947)**	**(28)**	**(650)**	**(87)[3]**	**(1,625)**
Net earnings (loss) from continuing operations	**(139)**	**587**	**2,547**	**28**	**3,063**	**(6,167)**	**(81)**
Net loss from discontinued operations, net of tax	**–**	**(2,918)**	**–**	**–**	**–**	**–**	**(2,918)**
Reimbursement for costs	**–**	**566**	**–**	**–**	**–**	**–**	**566**
Net earnings (loss)	**(139)**	**(1,765)**	**2,547**	**28**	**3,063**	**(6,167)**	**(2,433)**
Depreciation expense	**75**	**84**	**777**	**182**	**182**	**1**	**1,301**
Property and equipment additions	**28**	**59**	**405**	**224**	**319**	**–**	**1,035**
Goodwill additions	**–**	**–**	**–**	**–**	**731**	**–**	**731**
Goodwill	**7,534**	**15,284**	**170,820**	**21,269**	**6,011**	**–**	**220,918**
Identifiable assets	**27,099**	**35,559**	**240,459**	**40,920**	**44,768**	**14,410**	**403,215**

	For the three months ended June 30, 2004						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	13,060	12,035	46,842	19,110	11,082	–	102,129
Operating earnings (loss)[1]	287	(748)	1,839	1,928	1,331	(2,300)	2,337
Interest income (expense)	(7)	(80)	5	(189)	(118)	(3,186)	(3,575)
Income tax expense	(131)	–	(612)	(614)	(305)	(251)[3]	(1,913)
Net earnings (loss) from continuing operations	149	(828)	1,232	1,125	908	(5,737)	(3,151)
Net earnings from discontinued operations, net of tax	–	255	–	–	–	–	255
Net earnings (loss)	149	(573)	1,232	1,125	908	(5,737)	(2,896)
Depreciation expense	107	94	749	251	240	–	1,441
Property and equipment additions	217	(227)	802	401	185	–	1,378
Goodwill additions	–	–	–	933	–	–	933
Goodwill	7,534	15,284	188,920	23,069	5,963	–	240,770
Identifiable assets	26,726	51,862	274,185	45,479	46,702	7,613	452,567

The United Kingdom operations has one customer whose revenue represented 15.6% and 12.7% of the Company's consolidated revenue for the three month periods ended June 30, 2005 and 2004, respectively.

(1) Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

(2) The loss on disposal was not tax deductible.

(3) The Corporate tax expense is net of a valuation allowance against tax losses.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Six months ended June 30, 2005 and 2004

3. SEGMENTED INFORMATION (Continued)

	For the six months ended June 30, 2005						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**25,487**	**28,428**	**99,504**	**32,476**	**30,790**	**–**	**216,685**
Operating earnings (loss)[1]	**111**	**1,049**	**7,883**	**667**	**10,859**	**(3,185)**	**17,384**
Interest income (expense)	**33**	**(88)**	**(95)**	**(234)**	**(119)**	**(9,427)**	**(9,930)**
Gain on disposal	**–**	**–**	**–**	**2,944[2]**	**–**	**–**	**2,944**
Income tax recovery (expense)	**(68)**	**–**	**(2,121)**	**(195)**	**(2,951)**	**68[3]**	**(5,267)**
Net earnings (loss) from continuing operations	**76**	**961**	**5,667**	**3,182**	**7,789**	**(12,544)**	**5,131**
Net loss from discontinued operations, net of tax	**–**	**(2,918)**	**–**	**–**	**–**	**–**	**(2,918)**
Reimbursement for costs	**–**	**566**	**–**	**–**	**–**	**–**	**566**
Net earnings (loss)	**76**	**(1,391)**	**5,667**	**3,182**	**7,789**	**(12,544)**	**2,779**
Depreciation expense	**165**	**172**	**1,580**	**379**	**354**	**1**	**2,651**
Property and equipment additions	**114**	**68**	**935**	**319**	**463**	**–**	**1,899**
Goodwill additions	**–**	**–**	**–**	**214**	**731**	**–**	**945**

	For the six months ended June 30, 2004						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	24,277	24,791	95,755	37,285	23,611	–	205,719
Operating earnings (loss)[1]	473	(986)	5,881	2,953	3,702	(4,948)	7,075
Interest income (expense)	(16)	(347)	99	(366)	(222)	(6,982)	(7,834)
Income tax recovery (expense)	(205)	–	(1,797)	(1,014)	(1,020)	129[3]	(3,907)
Net earnings (loss) from continuing operations	252	(1,333)	4,183	1,573	2,460	(11,801)	(4,666)
Net loss from discontinued operations, net of tax	–	(23,319)	–	–	–	–	(23,319)
Reimbursement for costs	–	4,000	–	–	–	–	4,000
Net earnings (loss)	252	(20,652)	4,183	1,573	2,460	(11,801)	(23,985)
Depreciation expense	186	212	1,593	469	461	1	2,922
Property and equipment additions	294	142	1,634	481	444	1	2,996
Goodwill additions	–	–	–	1,077	–	–	1,077

The United Kingdom operations has one customer whose revenue represented 15.0% and 15.1% of the Company's consolidated revenue for the six month periods ended June 30, 2005 and 2004, respectively.

[1] Operating earnings (loss) is defined as revenue less cost of service and selling, general and administration expenses. Operating earnings (loss) does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] The gain on disposal was not taxable.

[3] The Corporate tax recovery is net of a valuation allowance against tax losses.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Six months ended June 30, 2005 and 2004

4. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 *(note 6)* in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. For the period ended June 30, 2005, the Company made tax installment payments totaling $1.7 million to its parent company related to 2004 (2004 - $1.5 million related to 2003), and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The Company paid a further tax installment of $1.5 million to its parent company in July 2005, related to 2005. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company has agreed to reimburse the Company for $6.5 million of costs related to the disposal of the United States third party claims administration business *(note 8)*. As at June 30, 2005, $2.4 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

The Company and its parent company have agreed to reimburse a customer of the discontinued United States third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the United States third party claims administration business *(note 8)*. To ensure proper transition of files and customers to Broadspire Services, Inc. ("Broadspire") during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

At June 30, 2005, the Company owed its parent company $1.2 million (2004 - $1.7 million) (U.S.$1.0 million; 2004 - U.S.$1.3 million) for participation in an insurance program arranged by the parent company with third party carriers for blended excess errors and omissions, employment practices liability, directors' and officers' liability coverage, fiduciary and fidelity coverage, for claims made in the period June 1, 2005 to May 31, 2006.

5. BANK INDEBTEDNESS

As at June 30, 2005, the Company and its subsidiaries had demand lines of credit available in the United Kingdom (£6.5 million) and Europe (€4.4 million) totaling $20.8 million.

6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan had an initial term to March 31, 2005 and could be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities, and to the parent company. The Company has extended the term to September 30, 2005 and has paid the associated commitment fee *(note 10)*.

(in $000s except as otherwise indicated)

6. OTHER LOANS (Continued)

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid an initial commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, an additional commitment fee of 1% of the amount of the loan being extended is payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value.

7. SEASONALITY OF BUSINESS

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. Typically, the Company's revenue is spread evenly throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. The Company seeks to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

8. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

Additional information related to the discontinued operations is as follows:

Statement of Loss	*For the three months ended*		*For the six months ended*	
	June 30, 2005	June 30, 2004	**June 30, 2005**	June 30, 2004
Revenue	–	–	–	14,984
Loss before income taxes prior to disposal date	–	–	–	(3,843)
Income tax recovery	–	(255)	–	(255)
Net gain (loss) from discontinued operations prior to disposal date	–	255	–	(3,588)
Net loss on disposal	**(2,918)**	–	**(2,918)**	(19,731)
Reimbursement for costs *(note 4)*	**566**	–	**566**	4,000
	(2,352)	255	**(2,352)**	(19,319)

The $2.9 million net loss on disposal in the second quarter 2005 consists of $2.5 million (U.S.$2.0 million) provision for expected future errors and omissions, other legal costs and insurance premiums, $0.3 million (U.S.$0.2 million) for other run-off costs, $0.1 million (U.S.$0.1 million) provision for excess office space lease payments, net of anticipated sublet.

The $19.7 million net loss on disposal disclosed in the first quarter 2004 financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $4.3 million (U.S.$3.3 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.6 million (U.S.$5.0 million) provision for excess office space lease payments, net of anticipated sublet recoveries.

(in $000s except as otherwise indicated)

8. DISCONTINUED OPERATIONS (Continued)

The $24.6 million net loss on disposal disclosed in the 2004 annual financial statements consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs, other legal costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal in the 2004 annual financial statements differs from the estimate included in the Company's first and second quarter 2004 financial statements as a result of higher than expected future errors and omissions costs, other legal costs and insurance premiums incurred and previously unanticipated other run-off costs.

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $9.0 million and $10.4 million, respectively, related to the United States third party claims administration business. The $6.4 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $7.7 million.

Given that the significant estimates noted above are based on existing knowledge, it is possible that changes in future conditions could require a material change in the provisions recognized.

9. ACQUISITIONS AND DISPOSALS

On March 31, 2005, the Company disposed of Cunningham Lindsey TES BV ("TES") for net proceeds of $4.2 million (€2.6 million) resulting in a gain of $2.9 million (€1.8 million) which was not taxable. The results of TES have been excluded from the financial statements of the Company since the effective sale date March 1, 2005. Prior period operating results have not been accounted for as discontinued operations.

On April 1, 2005, the Company acquired the net assets of Axis U.S.A., a well-established high-end specialty adjusting business located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. As part of the transaction, the Company added 17 employees and 2 offices to Cunningham Lindsey International Limited's operations. The purchase price comprises cash consideration of U.S.$1.7 million plus contingent consideration.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

Six months ended June 30, 2005 and 2004

9. ACQUISITIONS AND DISPOSALS (Continued)

The following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Purchase price	**2,074**
Assets acquired	
Accounts receivable	863
Property and equipment	30
Other assets	1,466
Total assets acquired	**2,359**
Liabilities assumed	
Accounts payable and accrued liabilities	285
Total liabilities assumed	**285**
Net assets acquired	**2,074**

10. SUBSEQUENT EVENT

On July 26, 2005, the Company filed a final prospectus with securities regulators in all Canadian jurisdictions in connection with an offering of rights to purchase up to an additional 9,534,056 subordinate voting shares. Rights will be issued to the holders of the Company's outstanding 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares of record as of the close of business on August 4, 2005.

The parent company, the beneficial owner of approximately 70.6% of the Company's outstanding subordinate voting shares and all its multiple voting shares, has indicated that it intends to exercise all rights issued to it, which exercise would result in approximately $30.4 million in gross proceeds to the Company.

On or before August 30, 2005, a holder of rights will be entitled to subscribe for one subordinate voting share at an exercise price of $4.25 for each 1.5 rights held. If all rights are exercised, the rights offering is expected to raise total gross proceeds of $40.5 million for the Company. The full net proceeds of the rights offering will be used to partially repay the $105.0 million non-revolving term facility *(note 6)*.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims appraisal training courses through Vale National Training Center in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at June 30, 2005 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual or interim reports or other public information of the Company may contact the Corporate Secretary at (416) 596-8020.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com

File No. 82-5143

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lindsey Morden Group Inc. ("Lindsey Morden")
70 University Avenue, Suite 1200, Toronto Ontario M5J 2M4

Item 2 Date of Material Change

March 24, 2005.

Item 3 News Release

A news release was issued through CCN Matthews on March 24, 2005.

Item 4 Summary of Material Change

On March 24, 2005, Lindsey Morden announced that its subsidiary, Cunningham Lindsey Europe b.v., agreed to sell its Dutch subsidiary Cunningham Lindsey TES b.v.

Item 5 Full Description of Material Change

On March 24, 2005, Lindsey Morden announced that its subsidiary, Cunningham Lindsey Europe b.v., agreed to sell its Dutch subsidiary Cunningham Lindsey TES b.v. (TES), a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The sale represents an exit for Lindsey Morden from these activities in these territories.

The transaction closed on March 31, 2005 and is expected to result in a net realized gain to Lindsey Morden of approximately C$ 3.7 million in the first quarter of 2005. It is not expected to materially impact Lindsey Morden's ongoing results.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

For further information please contact Jan Christiansen, President and Chief Executive Officer, at (416) 596-8020.

Item 9 Date of Report

March 31, 2005.

Lindsey Morden sells European automotive surveying business

TORONTO, ONTARIO -- Lindsey Morden Group Inc. today announced that its subsidiary, Cunningham Lindsey Europe b.v., has agreed to sell its Dutch subsidiary Cunningham Lindsey TES b.v. a company providing surveying and claims management services for the automotive sector primarily in the Netherlands, Belgium and France. The sale represents an exit for Lindsey Morden from these activities in these territories.

The transaction is expected to close March 31, 2005, subject to satisfaction of customary closing conditions, and is expected to result in a net realized gain to Lindsey Morden of approximately C$ 3.7 million in the first quarter. The impact on Lindsey Morden's ongoing results is not expected to be material.

Jan Christiansen, President and CEO of Lindsey Morden said: "This transaction will allow our European subsidiary to focus even more on strengthening their position as a leading claims services provider."

This press release contains "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors that may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include the extent to which the transaction described above will reduce the otherwise anticipated costs of restructuring the United States operations. Lindsey Morden disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise. Readers should not place undue reliance on forward-looking statements.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, contact Jan Christiansen, President and Chief Executive Officer, at (416) 596-8020.

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, ON Canada
M5J 2M4

Item 2 Date of Material Change

June 23, 2005

Item 3 News Release

A news release was issued through CCN Matthews on June 23, 2005.

Item 4 Summary of Material Change

On June 23, 2005, Lindsey Morden Group Inc. ("Lindsey Morden") filed a preliminary prospectus with the securities regulators in all Canadian jurisdictions in connection with an offering of rights to existing shareholders to purchase up to an additional 9,534,056 of its subordinate voting shares at a price of $4.25 per share.

Item 5 Full Description of Material Change

Lindsey Morden filed a preliminary prospectus with the securities regulators in all Canadian jurisdictions in connection with an offering of rights to purchase up to an additional 9,534,056 of its subordinate voting shares. Rights will be issued to the holders of Lindsey Morden's outstanding 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares on the basis of one right for each subordinate voting share or multiple voting share held. Every 1.5 rights will entitle the holder thereof to subscribe for one subordinate voting share at an exercise price of $4.25.

Fairfax Financial Holdings Limited, the beneficial owner of approximately 70.6% of the outstanding subordinate voting shares and all the multiple voting shares of Lindsey Morden, has indicated that it intends to exercise all rights issued to it, which exercise would result in approximately $30.4 million in gross proceeds to Lindsey Morden. There is no stand-by commitment or soliciting dealer in connection with the rights offering.

If all rights are exercised, the rights offering would raise total gross proceeds of approximately $40.5 million for Lindsey Morden. The full net proceeds of the rights offering will be used to partially repay the $105 million of borrowings by one of Lindsey Morden's subsidiaries under an unsecured non-revolving term credit facility.

The rights offering is subject to applicable regulatory approvals, including by the Toronto Stock Exchange. Upon receipt of those approvals, rights will be transferable and will be listed on the Toronto Stock Exchange.

The record date for determining shareholders entitled to receive rights, the expiry date of the rights offering and the other details of the offering will be determined by Lindsey Morden's board of directors and announced at the time of filing the final prospectus.

Lindsey Morden does not currently intend to issue rights certificates to shareholders who are resident of jurisdictions outside of Canada or the United States.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

The executive officer of Lindsey Morden who is knowledgeable about this material change report is:

David C. Langille, Senior Vice President and Chief Financial Officer
Telephone: 416-596-8020

Item 9 Date of Report

June 30, 2005

Lindsey Morden Announces Proposed Rights Offering

June 23, 2005

(*Note: All dollar amounts in this press release are expressed in Canadian dollars.*)

TORONTO, CANADA -- Lindsey Morden Group Inc. (TSX:LM.SV) today announced that it has filed a preliminary prospectus with the securities regulators in all Canadian jurisdictions in connection with an offering of rights to purchase up to an additional 9,534,056 of its subordinate voting shares. Rights will be issued to the holders of Lindsey Morden's outstanding 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares on the basis of one right for each subordinate voting share or multiple voting share held. Every 1.5 rights will entitle the holder thereof to subscribe for one subordinate voting share at an exercise price of $4.25.

Fairfax Financial Holdings Limited, the beneficial owner of approximately 70.6% of the outstanding subordinate voting shares and all the multiple voting shares of Lindsey Morden, has indicated that it intends to exercise all rights issued to it, which exercise would result in approximately $30.4 million in gross proceeds to Lindsey Morden. There is no stand-by commitment or soliciting dealer in connection with the rights offering.

If all rights are exercised, the rights offering would raise total gross proceeds of approximately $40.5 million for Lindsey Morden. The full net proceeds of the rights offering will be used to partially repay the $105 million of borrowings by one of Lindsey Morden's subsidiaries under an unsecured non-revolving term credit facility.

The rights offering is subject to applicable regulatory approvals, including by the Toronto Stock Exchange. Upon receipt of those approvals, rights will be transferable and will be listed on the Toronto Stock Exchange.

The record date for determining shareholders entitled to receive rights, the expiry date of the rights offering and the other details of the offering will be determined by Lindsey Morden's board of directors and announced at the time of filing the final prospectus.

Lindsey Morden does not currently intend to issue rights certificates to shareholders who are resident of jurisdictions outside of Canada or the United States.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction. THIS PRESS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Lindsey Morden Group Inc. is a holding company, which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East,

Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

- 30 -

For further information, please contact Jan Christiansen, President and Chief Executive Officer, at (214) 488-6725. Website: www.lindseymordengroupinc.com.

NEWS RELEASE

For Further Information Contact:
Jan Christiansen, President &
Chief Executive Officer
Lindsey Morden Group, Inc.
JChristiansen@CL-NA.com

For Immediate Release

CUNNINGHAM LINDSEY INTERNATIONAL ACQUIRES AXIS U.S.A.

New York, NY – Cunningham Lindsey International (CLI) has announced their acquisition of Axis USA, a well-established high-end specialty adjusting company located at New York and Los Angeles. Axis also provides comprehensive adjusting services to Fortune 500 companies, through relationships with insurers, reinsurers, captives and self-insured entities based in the U.S. and abroad. This acquisition will further broaden the scope of high-end adjusting services provided by Cunningham Lindsey's international company. The combined entity will operate as Cunningham Lindsey Axis (CL Axis).

Cunningham Lindsey U.S., Inc. (CLUS), our traditional loss-adjusting services company in the U.S., is not directly involved with this acquisition, and will continue to serve various aspects of the U.S. Market just as it as done for years.

"This acquisition by CLI allows us to further penetrate the U.S. and specialty markets by adding a group of talented colleagues to the family. Together, CL Axis and CLUS serve every segment of the market from high-frequency, low-severity losses to the largest and most complex." said C.E.O. of Lindsey Morden Group (LMGI), Jan Christiansen.

About Lindsey Morden Group:
Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, contact Jan Christiansen, President and Chief Executive Officer, at (416) 596-8020.

###

Lindsey Morden dispels rumours

May 10, 2005

TORONTO, CANADA -- In response to rumors that have recently appeared in the UK insurance press, Jan Christiansen, CEO and president of Lindsey Morden Group Inc. (TSX:LM.SV), holding company for the Cunningham Lindsey Group of subsidiaries, today released the following statement: "The Cunningham Lindsey UK, International and European businesses are well established, successful and market leaders in their own sectors. We have no interest in GAB Robins. We are not in discussion with GAB Robins or Brera Capital and we do not intend to enter into such discussions regarding the possible merger, acquisition or divestiture of any of the Cunningham Lindsey Group of companies."

- 30 -

This press release contains "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors that may cause actual results or anticipated events to differ materially from those expressed or implied herein. Lindsey Morden disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise. Readers should not place undue reliance on forward-looking statements.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims appraisal training courses in the United States.

For further information, contact Jan Christiansen, President and Chief Executive Officer, at (214) 488-6725.
Website: www.lindseymordengroupinc.com.

File No. 82-5143

Industry Canada Industrie Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

LINDSEY MORDEN GROUP INC.
GROUPE LINDSEY MORDEN INC.

106626-9

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended

Je certifie que les statuts de la société susmentionnée ont été modifiés :

(a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; ☐

a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

(b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; ☐

b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

(c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; ☒

c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

(d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization. ☐

d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes.

[signature]

Director - Directeur

July 24, 1995/le 24 juillet 1995
Date of Amendment - Date de modification

Canada

IC 3411 (10-94) (cca 2140)

Consumer and Corporate Affairs Canada — Consommation et Affaires commerciales Canada

Canada Business Corporations Act — Loi régissant les sociétés par actions de régime fédéral

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLES 27 OU 177)

Name of corporation — Dénomination de la société	2 — Corporation No. — N° de la société
Morden & Helwig Group Inc. Le Groupe Morden & Helwig Inc.	106626-9

3 — The articles of the above-named corporation are amended as follows: Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante :

The certificate and articles of the Corporation are amended to change the name of the Corporation from:

MORDEN & HELWIG GROUP INC.
LE GROUPE MORDEN & HELWIG INC.

to:

LINDSEY MORDEN GROUP INC.
GROUPE LINDSEY MORDEN INC.

Date	Signature	Title — Titre
July 13th, 1995	[signature]	Senior Vice-President & Chief Financial Officer

530-21-936-1387 (01-93) 46

FOR DEPARTMENTAL USE ONLY – À L'USAGE DU MINISTÈRE SEULEMENT
Filed – Déposée
[illegible] 1995

Consumer and Corporate Affairs Canada
Consommation et Corporations Canada

Corporations
Phase II, 4th floor
Place du Portage
Ottawa-Hull
K1A 0C9

Corporations
Phase II, 4e étage
Place du Portage
Ottawa-Hull
K1A 0C9

April 10, 1987 / le 10 avril 1987

GOWLING & HENDERSON

Your file – Votre référence	
Our file – Notre référence	106626-9

Re – Sujet MORDEN & HELWIG GROUP INC.
LE GROUPE MORDEN & HELWIG INC.

Enclosed herewith, is the document issued in the above matter.

A notice of issuance of CBCA documents will be published in the Canada Corporations Bulletin. A notice of issuance of CCA documents will be published in the Canada Corporations Bulletin and the Canada Gazette.

IF A NAME OR CHANGE OF NAME IS INVOLVED, THE FOLLOWING CAUTION SHOULD BE OBSERVED:

This name is available for use as a corporate name subject to and conditional upon the applicants assuming full responsibility for any risk of confusion with existing business names and trade marks (including those set out in the relevant NUANS search report(s)). Acceptance of such responsibility will comprise an obligation to change the name to a dissimilar one in the event that representations are made and established that confusion is likely to occur. The use of any name granted is subject to the laws of the jurisdiction where the company carries on business.

Vous trouverez ci-inclus le document émis dans l'affaire précitée.

Un avis de l'émission de documents en vertu de la L.S.C.C. sera publié dans le Bulletin des corporations canadiennes. Un avis d'émission de documents en vertu de la L.C.C. sera publié dans le Bulletin des corporations canadiennes et dans la Gazette du Canada.

S'IL EST QUESTION D'UNE DÉNOMINATION SOCIALE OU D'UN CHANGEMENT DE DÉNOMINATION SOCIALE, L'AVERTISSEMENT SUIVANT DOIT ÊTRE RESPECTÉ:

Cette dénomination sociale est disponible en autant que les requérants assument toute responsabilité de risque de confusion avec toutes dénominations commerciales et toutes marques de commerce existantes (y compris celles qui sont citées dans le(s) rapport(s) de recherches de NUANS pertinent(s)). Cette acceptation de responsabilité comprend l'obligation de changer la dénomination de la société en une dénomination différente advenant le cas où des représentations sont faites établissant qu'il y a une probabilité de confusion. L'utilisation de tout nom octroyé est sujette à toute loi de la juridiction où la société exploite son entreprise.

R. Lamothe

For the Director, Corporations Branch
pour le Directeur, Direction des corporations

Canada

CCA-2416 (6/85)

File No. 82-5143

Consumer and Corporate Affairs Canada | Consommation et Corporations Canada

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi sur les sociétés commerciales canadiennes

MORDEN & HELWIG GROUP INC.
LE GROUPE MORDEN & HELWIG INC. — 106626-9

Name of Corporation — Dénomination de la société | Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended

Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l'article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l'avis ci-joint;
(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l'article 27 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☒	(c) en vertu de l'article 171 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses modificatrices ci-jointes;
(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l'article 185 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses de réorganisation ci-jointes;
(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l'article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses d'arrangement ci-jointes.

Le Directeur

[signature]

Director

April 10, 1987
le 10 avril 1987

Date of Amendment — Date de la modification

CCA-1399 (10 85)

Canada

File No. 82-5143

Consumer and Corporate Affairs Canada — Consommation et Corporations Canada

Canada Business Corporations Act — Loi sur les sociétés commerciales canadiennes

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 171)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLE 27 OU 171)

1 Name of Corporation — Dénomination de la société	2 — Corporation No. — N° de la société
MORDEN & HELWIG GROUP INC.	106626

3 — The articles of the above-named corporation are amended as follows:

Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante:

by amending the rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares and the Subordinate Voting Shares (collectively called the "Share Rights") as follows:

1. by replacing the date "March 9, 1987" in the definitions of "Markel Financial" and "Markel Multiple Voting Shares" in paragraph (a) of section (2) of the Share Rights with the date "March 13, 1987";

2. by adding immediately before the definition of "Permitted Transactions" in paragraph (a) of section (2) of the Share Rights the following definitions:

   "Markel Financial Current Major Shareholders" means those Current Major Shareholders, as defined in the Markel Financial Share Conditions existing at March 13, 1987, with respect to which there has since July 1, 1986 been no occurrence as described in clause (2)(c)(iii) of the Markel Financial Share Conditions existing at March 13, 1987;

   "Markel Financial Shares Owned" means the shares of Markel Financial owned or deemed to be owned for the purpose of the first sentence of clause (2)(c)(iii) of the Markel Financial Share Conditions existing at March 13, 1987;

3. by deleting clause (2)(c)(iii) of the Share Rights and substituting therefor the clause set out in the annexed Schedule I.

Date	Signature	Description of Office — Description du poste
·il 9, 1987	[signature]	DIRECTOR

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE SEULEMENT

Filed — Déposée APR 10 1987

SCHEDULE I

(iii) on a date after March 13, 1987 when Current Major Shareholders own at least the Qualifying Shareholding:

(A) the number of votes carried by the Markel Multiple Voting Shares has, in accordance with the then existing Markel Financial Share Conditions, been automatically and permanently reduced to one vote per share;

(B) the number of votes carried by the Markel Multiple Voting Shares would, in accordance with the Markel Financial Share Conditions existing at March 13, 1987 had those been the Markel Financial Share Conditions existing at such time, have been automatically and permanently reduced to one vote per share;

(C) the number of votes carried by the Markel Multiple Voting Shares would, in accordance with the Markel Financial Share Conditions which would have existed at March 13, 1987 had clause (2)(c)(i) thereof read "Current Major Shareholders do not own at least the Qualifying Shareholding", had those been the Markel Financial Share Conditions existing at such time, have been automatically and permanently reduced to one vote per share; or

(D) the aggregate number of votes attached to the Markel Financial Shares Owned by the Markel Financial Current Major Shareholders is less than the aggregate number of votes attached to the shares of Markel Financial owned by any other person, or by any other persons forming part of a group of persons acting jointly or in concert with respect to the affairs of Markel Financial; or

File No. 82-5143

Consumer and Corporate Affairs Canada | Consommation et Corporations Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi sur les sociétés commerciales canadiennes

MORDEN & HELWIG GROUP INC.
LE GROUPE MORDEN & HELWIG INC.

106626-9

Name of Corporation — Dénomination de la société

Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended

Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés

- [ ] (a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice; / (a) en vertu de l'article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l'avis ci-joint;
- [ ] (b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares; / (b) en vertu de l'article 27 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- [X] (c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment; / (c) en vertu de l'article 171 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses modificatrices ci-jointes;
- [ ] (d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization; / (d) en vertu de l'article 185 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses de réorganisation ci-jointes;
- [ ] (e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement. / (e) en vertu de l'article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses d'arrangement ci-jointes.

Le Directeur

[signature]

Director

March 12, 1987
le 12 mars 1987

Date of Amendment — Date de la modification

CCA-1308 (10-85)

Canada

Consumer and Corporate Affairs Canada | Consommation et Corporations Canada
C[illegible]a Business C[illegible]orations Act | Loi sur les sociétés commerciales canadiennes

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 171)

FORMULE 4
CLAUSES MODIFICATRICES
(ARTICLE 27 OU 171)

1 – Name of Corporation – Dénomination de la société	2 – Corporation No. – N° de la société
CHALMERS AUTOMOTIVE DESIGN INC.	106626

3 – The articles of the above-named corporation are amended as follows: | Les statuts de la société ci-haut mentionnée sont modifiés de la façon suivante:

THE ANNEXED SCHEDULE I IS INCORPORATED HEREIN.

Date	Signature	Description of Office – Description du poste
March 12, 1987		DIRECTOR

FOR DEPARTMENTAL USE ONLY – À L'USAGE DU MINISTÈRE SEULEMENT
Filed – Déposée MAR 12 1987

SCHEDULE I

1. by changing the name of the Corporation from Chalmers Automotive Design Inc. to the following:

MORDEN & HELWIG GROUP INC.
LE GROUPE MORDEN & HELWIG INC.

2. by deleting Schedule 2 of the Certificate and Articles of Amalgamation dated January 1, 1981, such deletion to take effect on March 14, 1987;

3. by deleting Schedule 3 of the Certificate and Articles of Amalgamation dated January 1, 1981;

4. by changing the authorized and outstanding capital of the Corporation as follows:

(i) by cancelling the authorized and unissued non-cumulative redeemable voting preferred shares without nominal or par value;

(ii) by cancelling the authorized and unissued common shares without par value;

(iii) by creating an unlimited number of authorized shares designated as "Preferred Shares", issuable in series, having the rights, privileges, restrictions and conditions set forth in Exhibit I hereto;

(iv) by creating 2,672,829 authorized shares designated as "Multiple Voting Shares" having the rights, privileges, restrictions and conditions set forth in Exhibit II hereto;

(v) by creating an unlimited number of authorized shares designated as "Subordinate Voting Shares" having the rights, privileges, restrictions and conditions set forth in Exhibit II hereto;

(vi) by reclassifying each of the issued and outstanding common shares as one issued and outstanding Multiple Voting Share (each such Multiple Voting Share constituting one of the 2,672,829 authorized Multiple Voting Shares);

with the result that the authorized capital of the Corporation shall consist of an unlimited number of Preferred Shares issuable in series, 2,672,829 Multiple Voting Shares and an unlimited number of Subordinate Voting Shares.

EXHIBIT I

The Preferred Shares shall have, as a class, the following rights, privileges, restrictions and conditions:

(1) The Preferred Shares may at any time and from time to time be issued in one or more series. Each series of Preferred Shares shall consist of such number of shares as shall before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series including, without limiting the generality of the foregoing, the rate of preferential dividends, whether dividends shall be cumulative or non-cumulative, the dates of payment thereof, whether the shares shall be redeemable and if so the redemption price and the terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, purchase fund or other provisions attaching thereto, and the amount payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation.

(2) The Preferred Shares shall be entitled to a preference over the Multiple Voting Shares, the Subordinate Voting Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Corporation. The Preferred Shares of any series shall be entitled to such other preferences over the Multiple Voting Shares, the Subordinate Voting Shares and any other shares ranking junior to the Preferred Shares as may be determined by the directors when authorizing the respective series.

(3) The holders of the Preferred Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation and shall not be entitled to vote separately as a class or (except as may be expressly permitted by the rights and privileges attaching to the shares of any particular series) as a series thereof upon any proposal to amend the articles of the Corporation to change the maximum number of authorized shares of any class having rights or privileges equal or superior to the Preferred Shares, or to effect an exchange, reclassification or cancellation of all or part of the Preferred Shares, or to create a new class of shares equal or superior to the Preferred Shares; provided, however, that notwithstanding the foregoing provisions of this section (3):

(i) the holders of the Preferred Shares or of any series thereof shall be entitled to receive notice of and to attend and to vote at meetings of shareholders of the

Corporation to the extent specifically provided in the Canada Business Corporations Act or any successor statute thereto or, in the case of any particular series, to the extent specifically provided in the rights and privileges attaching to the shares of such series; and

(ii) the holders of the Preferred Shares or of any series thereof shall be entitled to vote separately as a class or as a series in respect of any matter for which a separate vote is specifically provided in the Canada Business Corporations Act or any successor statute thereto, other than (except, in the case of any particular series, as may be expressly permitted by the rights and privileges attaching to the shares of such series) in respect of a proposal to amend the articles of the Corporation in a manner as hereinbefore in this section (3) specified.

EXHIBIT II

The Multiple Voting Shares and the Subordinate Voting Shares shall have the following rights, privileges, restrictions and conditions:

(1) Dividends

The Multiple Voting Shares and the Subordinate Voting Shares shall participate equally with each other as to dividends, and all dividends on such shares which the directors may determine to declare and pay in respect of any fiscal year of the Corporation shall be declared and paid in equal amounts per share and at the same time on all the Multiple Voting Shares and Subordinate Voting Shares at the time outstanding, without preference or distinction.

(2) Voting Rights

(a) For the purposes of this section (2):

"Control Date" means the first date on which Subsequent Major Shareholders become the owners of at least the Qualifying Shareholding;

"Current Major Shareholders" means any of Markel Financial and any subsidiary of Markel Financial in respect of which Markel Financial and/or one or more corporations which are direct or indirect wholly-owned subsidiaries of Markel Financial own shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary;

"Markel Financial" means the corporation which at March 9, 1987 was a Canada corporation named Markel Financial Holdings Limited, and any successor to that corporation;

"Permitted Transactions" means, with respect to any particular issuer, (i) any issue of securities of the particular issuer to persons who are holders of securities of the particular issuer at the time of the issue (provided that such holders of securities did not become such holders for the purpose of participating in such an issue), (ii) any disposition of securities of the particular issuer by the holders thereof to his or her spouse or children or the spouses of such children or to the legal personal representatives of any of the foregoing persons, including the holder, or to any trust of which all of the beneficiaries are any one or

more of the foregoing persons, including the holder, or to any corporation of which shares entitled to at least 75% of the equity of such corporation and carrying at least 75% of the voting rights attaching to all the outstanding shares of such corporation are owned directly or indirectly, through a trust or otherwise, by or for the primary benefit of any one or more of the foregoing persons, including the holder, and (iii) any issue or disposition of securities of the particular issuer which does not materially affect control of any Subsequent Major Shareholder;

"Qualifying Shareholding" means 1,448,553 Multiple Voting Shares;

"Markel Financial Share Conditions" means the rights, privileges, restrictions and conditions attaching to the Markel Multiple Voting Shares;

"Markel Multiple Voting Shares" means the shares which on March 9, 1987 were designated as the multiple voting shares of Markel Financial, and the shares of any other class resulting from the reclassification or change of those shares;

"Subsequent Major Shareholders" means any person or group of persons who are acting jointly or in concert with respect to the affairs of the Corporation (including any subsidiary of any of such persons in respect of which any of such persons and/or one or more corporations which are direct or indirect wholly-owned subsidiaries of such person own shares entitled to at least 75% of the equity of such subsidiary and carrying at least 75% of the voting rights attaching to all the outstanding shares of such subsidiary) and who have become the owners of at least the Qualifying Shareholding contemporaneously with the Current Major Shareholders ceasing to own at least the Qualifying Shareholding.

(b) Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, the holders of the Multiple Voting Shares shall be entitled to ten votes for each Multiple Voting Share held, subject to the provisions of paragraphs (c) and (d) of this section (2), and the holders of the Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

(c) The number of votes carried by the Multiple Voting Shares will be automatically and permanently reduced to one vote

per share on the first date on which any of the following circumstances exists:

(i) on a date after March 13, 1987, neither Current Major Shareholders nor Subsequent Major Shareholders own at least the Qualifying Shareholding;

(ii) Subsequent Major Shareholders did not, on or before the Control Date (or, if no shareholders' meeting has been held on or after the Control Date, within 30 days after the Control Date), make an unconditional offer to all the holders of Subordinate Voting Shares (other than the Subsequent Major Shareholders) to purchase all of the Subordinate Voting Shares held by them for a consideration per share at least equal to the value of the highest consideration paid or agreed to be paid on or before the Control Date by any of the Subsequent Major Shareholders for any Multiple Voting Share;

(iii) on a date after March 13, 1987 when Current Major Shareholders own at least the Qualifying Shareholding, the number of votes carried by the Markel Multiple Voting Shares has, in accordance with the then existing Markel Financial Share Conditions, been automatically and permanently reduced to one vote per share; or would, in accordance with the Markel Financial Share Conditions existing at March 13, 1987 had those been the Markel Financial Share Conditions existing at such time, have been automatically and permanently reduced to one vote per share; or would, in accordance with the Markel Financial Share Conditions which would have existed at March 13, 1987 had clause 2(c)(i) thereof read "Current Major Shareholders do not own at least the Qualifying Shareholding", had those been the Markel Financial Share Conditions existing at such time, have been automatically and permanently reduced to one vote per share; or

(iv) there has occurred after the Control Date, at a time when Subsequent Major Shareholders own at least the Qualifying Shareholding, any issue or disposition of securities of any issuer, other than Permitted Transactions, or any amalgamation or merger materially affecting control of any Subsequent Major Shareholder, which has resulted in effective control of any Subsequent Major Shareholder being acquired by a person or group of persons who are acting jointly or in concert with respect to the affairs of such issuer and who did not have effective control prior to such occurrence, and upon or at any time after such

occurrence, Subsequent Major Shareholders with respect to which there has been no such occurrence since the Control Date do not continue to own at least the Qualifying Shareholding.

(d) The number of votes carried by the Multiple Voting Shares will be automatically reduced to one vote per share at any meeting of shareholders if the weighted average trading price per share of the Subordinate Voting Shares, during any period of 30 consecutive trading days during the three month period ending ten days prior to the date that notice of such meeting is mailed to shareholders is, in the principal trading market of the Subordinate Voting Shares, less than the Minimum Market Price. In the preceding sentence, the Minimum Market Price means $4.00, as adjusted from time to time in accordance with the provisions set out in section (9).

(3) Restrictions on Creation of Additional Voting Shares

The Corporation shall not, after March 13, 1987, create any class of shares, or any series of Preferred Shares, carrying the right to vote (except in circumstances involving arrears of dividends or except as required by law) or increase the number of authorized Multiple Voting Shares (except where the increase results solely from the subdivision of Multiple Voting Shares in circumstances where the Subordinate Voting Shares are similarly subdivided) without the prior approval of not less than two-thirds of the votes cast by the holders of the Subordinate Voting Shares at a meeting of the holders of such shares.

(4) Conversion Right attaching to the Multiple Voting Shares

Each holder of Multiple Voting Shares shall be entitled at his option at any time and from time to time to have all or any part of the Multiple Voting Shares held by him converted into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share in respect of which the conversion right is exercised. The conversion right provided for in this section (4) may be exercised by notice in writing given to the transfer agent for the Subordinate Voting Shares accompanied by the certificate representing the Multiple Voting Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Multiple Voting Shares or by his duly authorized attorney and shall specify the number of Multiple Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such

conversion. Upon receipt by the transfer agent of such notice and certificate, the Corporation shall issue or cause to be issued to the holder a certificate representing fully paid Subordinate Voting Shares on the basis prescribed above and in accordance with the provisions hereof. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing in the aggregate the number of Multiple Voting Shares represented by the original certificate which are not to be converted. Upon any conversion of Multiple Voting Shares into Subordinate Voting Shares, the authorized number of Multiple Voting Shares shall be decreased, and the number of unissued shares comprising the class of Multiple Voting Shares shall not be increased, by the number of Multiple Voting Shares which are converted into Subordinate Voting Shares.

(5) Subdivision and Consolidation

Neither the Multiple Voting Shares nor the Subordinate Voting Shares shall be increased in number by reason of being subdivided, nor decreased in number by reason of being consolidated, unless contemporaneously therewith the shares of the other class are subdivided or consolidated in the same proportion and in the same manner.

(6) Additional Issue

The Corporation shall not grant rights to holders of Multiple Voting Shares or Subordinate Voting Shares to acquire additional shares or other securities of the Corporation unless the same rights are concurrently given to holders of the other class of shares.

(7) Modification

The provisions attaching to the Multiple Voting Shares as a class, or to the Subordinate Voting Shares as a class, shall not be added to, removed or changed unless the addition, removal or change is first approved by not less than two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares and by not less than two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares.

(8) Rights on Liquidation

Subject to the prior rights of the Preferred Shares and any other shares ranking prior to the Multiple Voting Shares and the Subordinate Voting Shares, in the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its

shareholders for the purpose of winding up its affairs, the property or assets available for distribution shall be paid or distributed equally, share for share, to the holders of the Multiple Voting Shares and the Subordinate Voting Shares, without preference or distinction.

(9) Adjustment to Minimum Market Price

For the purposes of this section (9), "Equity Shares" means the Multiple Voting Shares and/or the Subordinate Voting Shares as such shares are constituted on March 13, 1987, and shares of any other class resulting from the reclassification or change of such Multiple Voting Shares and/or such Subordinate Voting Shares. The Minimum Market Price referred to in paragraph (d) of section (2) shall be subject to adjustment from time to time as follows:

(I) In case the Corporation shall (i) subdivide its outstanding Equity Shares into a greater number of shares, (ii) consolidate its outstanding Equity Shares into a smaller number of shares, or (iii) issue Equity Shares (or securities convertible or exchangeable into Equity Shares) to the holders of its outstanding Equity Shares by way of a stock dividend (other than an issue of Equity Shares to shareholders pursuant to their exercise of options to receive dividends in the form of Equity Shares in lieu of cash dividends declared payable in the ordinary course by the Corporation on its Equity Shares), the Minimum Market Price in effect on the effective date of such subdivision or consolidation or on the record date for such issue of Equity Shares (or securities convertible or exchangeable into Equity Shares) by way of a stock dividend, as the case may be, shall be adjusted immediately after the effective date for such subdivision or consolidation or the record date for such dividend, as the case may be, so that it shall equal the price determined by multiplying the Minimum Market Price in effect on such effective date or record date, as the case may be, by a fraction, of which the numerator shall be the number of Equity Shares outstanding on such effective date or record date, as the case may be, before giving effect to such subdivision, consolidation or dividend, and of which the denominator shall be the number of Equity Shares outstanding after giving effect to such subdivision, consolidation or dividend, including, in the case of securities convertible or exchangeable into Equity Shares, the number of such shares that would have been

outstanding had such securities been converted or exchanged on the effective date or record date, as the case may be; such adjustment shall be made successively whenever any event referred to in this paragraph (I) shall occur; any such issue of Equity Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Equity Shares under paragraphs (II) and (III) of this section (9).

(II) In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Equity Shares entitling them, for a period expiring no more than 45 days after such record date, to subscribe for or purchase Equity Shares (or securities convertible or exchangeable into Equity Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price (as hereinafter defined in paragraph (IV) of this section (9)) of an Equity Share on such record date, the Minimum Market Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Minimum Market Price in effect on such record date by a fraction, of which the numerator shall be the total number of Equity Shares outstanding on such record date plus a number of Equity Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Equity Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the total number of convertible or exchangeable securities so offered) by the Current Market Price per Equity Share, and of which the denominator shall be the total number of Equity Shares outstanding on such record date plus the total number of additional Equity Shares offered for subscription or purchase (or into which the total number of convertible or exchangeable securities so offered are convertible or exchangeable); any Equity Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such rights, options or warrants are not exercised prior to the expiration thereof, the Minimum Market Price shall be readjusted immediately after the expiry date for the exercise of such rights, options or warrants to the Minimum Market Price which would then be in effect if such record date

had not been fixed, or to the Minimum Market Price which would then be in effect based upon the number of Equity Shares (or securities convertible or exchangeable into Equity Shares) actually delivered upon the exercise of such rights, options or warrants, as the case may be.

(III) In case the Corporation shall fix a record date for the making of a distribution (including a distribution by way of a stock dividend) to all or substantially all the holders of its outstanding Equity Shares of (i) shares of any class other than Equity Shares, or (ii) rights, options or warrants (excluding those referred to in paragraph (II) of this section (9)), or (iii) evidences of its indebtedness, or (iv) assets (excluding Equity Shares issued by way of a stock dividend and cash dividends paid in the ordinary course), then in each such case the Minimum Market Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Minimum Market Price in effect on such record date by a fraction, of which the numerator shall be the total number of Equity Shares outstanding on such record date multiplied by the Current Market Price per Equity Share on such record date, less the fair market value (as determined by the board of directors, whose determination shall be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Equity Shares outstanding on such record date multiplied by such Current Market Price per Equity Share; any Equity Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Minimum Market Price shall be readjusted to the Minimum Market Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed; in this paragraph (III) the term "cash dividends" shall include the value of any share or other property distributed in lieu of cash dividends at the option of shareholders.

(IV) For the purpose of any computation under paragraph (II) or (III) of this section (9), the "Current Market Price" per Equity Share at any date shall be deemed to

be the weighted average price at which the Subordinate Voting Shares of the Corporation have traded on The Toronto Stock Exchange (or, if the Subordinate Voting Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange on which such shares are listed and posted for trading as may be selected for such purpose by the board of directors) during the 30 consecutive trading days (a trading day meaning a day on which the relevant stock exchange is open for business) commencing 40 trading days before such date. If the Subordinate Voting Shares are not then listed on any stock exchange, then the Current Market Price shall be a price determined by the board of directors of the Corporation acting reasonably and in good faith. So long as the number of votes carried by the Multiple Voting Shares has not been permanently reduced to one vote per share, the Corporation shall use its best efforts to maintain the listing and posting for trading of its outstanding Subordinate Voting Shares on The Toronto Stock Exchange.

(V) In the case of any reclassification of, or other change in, the outstanding Equity Shares other than a subdivision or consolidation, the Minimum Market Price shall be adjusted in such manner as the board of directors determines to be appropriate on a basis consistent with this section (9).

(VI) No adjustment in the Minimum Market Price shall be required unless such adjustment would require an increase or decrease of at least one percent in such price, provided, however, that any adjustments which by reason of this paragraph (VI) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(VII) If any question shall at any time arise with respect to adjustments in the Minimum Market Price, such question shall be conclusively determined by the auditors of the Corporation and any such determination shall be binding upon the Corporation and all transfer agents and all shareholders of the Corporation.

(VIII) Forthwith after the occurrence of any adjustment of the Minimum Market Price pursuant to this section (9), the Corporation shall file with the transfer agent for the Subordinate Voting Shares a certificate certifying the amount of such adjustment and, in reasonable detail,

the event requiring and the manner of computing such adjustment, and the Corporation shall also at such time make a public announcement of the Minimum Market Price following such adjustment.

File No. 82-5143

Consumer and Corporate Affairs Canada | Consommation et Corporations Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi sur les sociétés commerciales canadiennes

CHALMERS AUTOMOTIVE DESIGN INC. — 106626-9

Name of Corporation — Dénomination de la société | Number — Numéro

I hereby certify that the Articles of the above-mentioned Corporation were amended		Je certifie par les présentes que les statuts de la société mentionnée ci-haut ont été modifiés
(a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	(a) en vertu de l'article 13 de la Loi sur les sociétés commerciales canadiennes conformément à l'avis ci-joint;
(b) under Section 27 of the Canada Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;	☐	(b) en vertu de l'article 27 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
(c) under Section 171 of the Canada Business Corporations Act as set out in the attached Articles of Amendment;	☒	(c) en vertu de l'article 171 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses modificatrices ci-jointes;
(d) under Section 185 of the Canada Business Corporations Act as set out in the attached Articles of Reorganization;	☐	(d) en vertu de l'article 185 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses de réorganisation ci-jointes;
(e) under Section 185.1 of the Canada Business Corporations Act as set out in the attached Articles of Arrangement.	☐	(e) en vertu de l'article 185.1 de la Loi sur les sociétés commerciales canadiennes tel qu'indiqué dans les clauses d'arrangement ci-jointes.

Le Directeur

Frederick H. Sparling

Director

March 4, 1987
le 4 mars 1987

Date of Amendment — Date de la modification

CCA-1398 (10-85)

Canada

CANADA BUSINESS CORPORATIONS ACT

FORM 4

ARTICLES OF AMENDMENT (SECTION 27 OR 171)

LOI SUR LES CORPORATIONS COMMERCIALES CANADIENNES

FORMULE 4

STATUTS DE MODIFICATION (ARTICLE 27 OU 171)

1 – Name of Corporation – Nom de la corporation	2 – Corporation No. – Nº de la corporation
CHALMERS AUTOMOTIVE DESIGN INC.	106626

3 – The articles of the above-named corporations are amended as follows:

Les statuts de la corporation ci-haut mentionnée sont modifiés de la façon suivante:

1. The authorized number of common shares shall be increased from 3,500 to an unlimited number.

2. The Board of Directors of the Corporation shall consist of a minium number of three (3) Directors and a maximum number of fifteen (15) Directors.

Date	Signature	Description of Office – Description du poste
March 3rd, 1987	Wallace G. Chalmers	President

FOR DEPARTMENTAL USE ONLY — À L'USAGE DU MINISTÈRE SEULEMENT

Filed – Déposée

MAR 4 1987

CANADA

Certificate of Amalgamation | **Certificat de fusion**

Canada Business Corporations Act | **Loi sur les sociétés commerciales canadiennes**

CHALMERS AUTOMOTIVE DESIGN INC.
Name of corporation – Dénomination de la société

106626
Number – Numéro

I hereby certify that the above-mentioned Corporation resulted from the amalgamation of the following Corporations under Section 179 of the Canada Business Corporations Act, as set out in the attached articles of Amalgamation.

Je certifie par les présentes que la société mentionnée ci-haut résulte de la fusion des sociétés ci-dessous, en vertu de l'article 179 de la Loi sur les sociétés commerciales canadiennes, tel qu'indiqué dans les statuts de fusion ci-joints.

WALGOR HOLDINGS LIMITED

CHALMERS AUTOMOTIVE DESIGN SERVICES LTD.

Deputy Director – Directeur

January 1, 1981.
Date of Amalgamation – Date de fusion

SCHEDULE 1

Classes of Shares:

a) 3,500 common shares without par value. The common shares shall be subject to the prior rights, privileges, restrictions and conditions attaching to the preferred shares.

b) 45,000 - non-cumulative preferred shares without par value.

The rights, privileges and conditions attaching to the preferred shares are as follows:

1. The holders of the non-cumulative redeemable voting preferred shares without nominal or par value (hereinafter called the "preferred shares") shall be entitled to receive as and when declared by the Board of Directors of the Corporation out of the moneys of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative dividends of $7.00 per share per annum, payable on such date or dates in each fiscal year of the Corporation as may from time to time be determined by the Board of Directors; the Board of Directors shall be entitled from time to time to declare part of the said fixed preferential non-cumulative dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full; if within four months after the expiry of any fiscal year of the Corporation the Board of Directors in its discretion shall not have declared the said fixed preferential non-cumulative dividend or part thereof on the preferred shares for such fiscal year, then the rights of the holders of the preferred shares to such dividend or to any undeclared part thereof for such fiscal year shall be forever extinguished;

2. No dividend shall at any time be declared or paid on or set aside for the common shares in any fiscal year unless the fixed preferential dividend for such fiscal year on all the preferred shares then outstanding shall have been declared and paid or a sum set aside for the payment thereof. The holders of the preferred shares shall not be entitled to any dividends other than or in excess of the fixed preferential dividend hereinbefore provided for;

3. The Corporation may redeem or purchase preferred shares from time to time and at any time in the manner approved by the Directors of the Corporation at the lowest price at which in the opinion of the Board of Directors such shares are obtainable, but not exceeding the amount paid up thereon and costs of purchase and an amount equal to any dividends declared thereon and remaining unpaid;

4. In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among Shareholders for the purpose of winding up its affairs the holders of preferred shares shall be entitled to receive for their preferred shares out of the assets and property of the Corporation, before any amount is paid or any property or assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the preferred shares, the total of the amount paid up thereon together with all declared and unpaid non-cumulative dividends thereon; after payment to the holders of preferred shares of the amount so payable to them as above provided they shall not be entitled to share any further in the distribution of the property or assets of the Corporation;

5. The holders of the preferred shares shall be entitled to receive notice of and to attend and vote at all Meetings of the Shareholders of the Corporation and shall have one (1) vote in respect of each preferred share so held;

6. The holders of the preferred shares shall not be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or of bonds, debentures or other securities of the Corporation now or hereafter authorized;

7. In addition to such other approval as may be required by The Canada Business Corporations Act the approval of holders of preferred shares as to any and all matters referred to herein may be given in writing by the holders of at least two-thirds (2/3) of the outstanding preferred shares;

8. The foregoing provisions may be repealed, altered, modified, amended or amplified by by-law but only with the approval of the holders of preferred shares hereinbefore specified.

The common shares shall be subject to the prior rights, privileges, restrictions and conditions attaching to the preferred shares. The common shares shall entitle the holders thereof to one vote in respect of each common share held at all Meetings of the Shareholders of the Corporation and the right to receive the remaining property of the Corporation upon a dissolution.

SCHEDULE 2

RESTRICTION ON TRANSFER OF SHARES

(a) No shares in the Capital Stock of the corporation shall be transferred without the consent of the Board of Directors expressed by resolution.

(b) The number of Shareholders of the Corporation shall be limited to fifty (50), not including persons who are in the employment of the Corporation and persons, who, having been formerly in the employment, and have continued after the termination of that employment to be Shareholders of the Corporation, two (2) or more persons holding one (1) or more shares jointly being counted as a single Shareholder.

(c) Any invitation to the public to subscribe for any securities issued by the Corporation is prohibited.

SCHEDULE 3

OTHER PROVISIONS

BORROWING POWERS

1. The Directors may from time to time:

(a) Borrow money upon the credit of the Corporation.

(b) Issue debentures or other securities of the Corporation, and pledge or sell the same for such sums and at such prices as may be deemed expedient.

(c) Notwithstanding the provisions of the Civil Code, hypothecate, mortgage, charge or pledge the moveable property, present or future, of the Corporation, to secure any such bonds, debentures or other securities, or give part of such only guarantee for such purposes; and constitute the hypothec, mortgage or pledge above mentioned by trust deed, in accordance with Sections 23 and 24 of the Special Corporate Powers Act (Chap. 275), or in other manner.

(d) Hypothecate or mortgage the immoveable property of the Corporation, or pledge or otherwise affect the immoveable property or give all such guarantees, to secure the payment of the loans made otherwise than by the issue of debentures, as well as the payment or performance of any other debt, contract or obligation of the Corporation.

2. The limitations and restrictions contained in herein shall not apply to the borrowing of money by the Corporation on bills of exchange or promissory notes, made, drawn, accepted or endorsed by or on behalf of the Corporation.

3. The Directors may from time to time by resolution delegate to the President and the Secretary or to any two officers of the Corporation (including the President or the Secretary) all or any of the powers conferred on the Directors by Paragraph 1 of this by-law to the full extent thereof or such lesser extent as the Directors may in any such resolution provide.

BY-LAW NO. 1

of

MORDEN & HELWIG GROUP INC.

(the "Corporation")

I INTERPRETATION

1.01 Expressions used in this By-law shall have the same meanings as corresponding expressions in the Canada Business Corporations Act (the "Act").

II CORPORATE SEAL

2.01 Until changed by the directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

III FINANCIAL YEAR

3.01 Until changed by the directors, the financial year of the Corporation shall end on the last day of December in each year.

IV DIRECTORS

4.01 Number The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be the number of directors then in office unless the directors or the shareholders otherwise determine.

4.02 Quorum A quorum of directors shall be a majority of the number of directors or minimum number of directors required by the articles or such greater or lesser number as the directors may from time to time determine.

4.03 Calling of Meetings Meetings of the directors shall be held at such time and place as the Chairman, the Vice-Chairman, the President and Chief Executive Officer or any two directors may determine.

4.04 Notice of Meetings Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.05 Chairman The Chairman, or in his absence the Vice-Chairman, or in his absence the President and Chief Executive Officer if a director, or in his absence a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

4.06 Voting at Meetings At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote.

V OFFICERS

5.01 General The directors may from time to time appoint a Chairman, a Vice-Chairman, a President and Chief Executive Officer, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine.

5.02 Chairman The Chairman of the Board, if any, shall be appointed from among the directors and when present shall be chairman of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

5.03 Vice-Chairman If the Chairman is absent or is unable or refuses to act, the Vice-Chairman (if any) shall, when present, preside at all meetings of the board of directors, the committee of directors (if any) and the shareholders.

5.04 President and Chief Executive Officer Unless the directors otherwise determine the President and Chief Executive Officer shall be appointed from among the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs and in the absence of a Chairman of the Board and Vice-Chairman shall be chairman of meetings of directors and shareholders when present.

5.05 Vice-President A Vice-President shall have such powers and duties as the directors or the President and Chief Executive Officer may determine.

5.06 Secretary The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and duties as the directors or the chief executive officer may determine.

5.07 Treasurer The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.08 Assistants Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.09 Term of Office Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

5.10 Protection of Directors and Officers The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer of a body corporate or which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of such a person, to the extent permitted by the Act, and no such person shall be liable for any loss, damage or misfortune whatever which shall happen or shall have happened in the execution of the duties of his office or in relation thereto except to the extent that such duties were not executed in accordance with the standards set out in the Act for the execution of such duties. The Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding sentence to the extent permitted by the Act.

VI SHAREHOLDERS

6.01 Quorum A quorum for the transaction of business at a meeting of shareholders shall be the presence (in person or represented by proxy) at the meeting of the holders of shares entitling such holder to at least 10% of the votes entitled to be voted at the meeting.

6.02 Scrutineers The Chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

VII DIVIDENDS AND RIGHTS

7.01 Declaration of dividends Subject to the Act the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

7.02 Cheques A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.03 Non-Receipt of Cheques In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

7.04 Unclaimed Dividends Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

VIII EXECUTION OF INSTRUMENTS

8.01 Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the Vice-Chairman of the Board, the President and Chief Executive Officer and a Vice-President together with one of the Secretary and the Treasurer or in such other manner as the directors may determine;

IX NOTICE

9.01 A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been given when deposited in a post office or public letter box.

9.02 Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

File No. 82-5143

BY-LAW NO. 2

A by-law relating generally to borrowing and securities of CHALMERS AUTOMOTIVE DESIGN INC.

BE IT ENACTED AS A BY-LAW OF CHALMERS AUTOMOTIVE DESIGN INC. as follows:

1.01 Borrowing Power - Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured; and

(c) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the Corporation.

1.02 Delegation - The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by Section 1.01 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

ENACTED the 1st day of January, 1981.

Wallace G. Chalmers,
President

Tonis Laar,
Secretary

C/S

File No. 82-5143

The foregoing by-law is hereby passed by resolution of the Directors of the Corporation pursuant to The Canada Business Corporations Act, as evidenced by the respective signatures of all the Directors hereto.

DATED this 1st day of January, 1981.

Wallace G. Chalmers

Floyd S. Chalmers

Tonis Laar

In lieu of confirmation at a general meeting of shareholders, the undersigned, being the ALL shareholders of the Corporation entitled to vote at a meeting of shareholders, hereby confirm in writing the above by-law pursuant to The Canada Business Corporations Act.

DATED this 1st day of January, 1981.

Wallace G. Chalmers

File No. 82-5143

BY-LAW NO. 3

A by-law to authorize the Directors of CHALMERS AUTOMOTIVE DESIGN INC. to borrow and give security.

BE IT ENACTED AS A BY-LAW OF CHALMERS AUTOMOTIVE DESIGN INC. as follows:

1. That the Directors of the Corporation be and they are hereby authorized to borrow moneys or obtain other financial assistance from time to time from the Bank of Montreal (the "Bank") (including without limitation through the issuance of bills of exchange drawn by the Corporation and accepted by the Bank) upon the credit of the Corporation in such amounts as they deem proper and by way of overdraft or otherwise.

2. That any promissory notes, bills of exchange or other negotiable paper (including renewals thereof in whole or in part) signed on behalf of the Corporation by the officer or officers of the Corporation authorized from time to time to sign negotiable instruments on its behalf and granted to or accepted by the Bank for moneys borrowed and interest thereon as may be agreed upon or other financial assistance obtained from the Bank shall be binding upon the Corporation.

3. That the Directors may from time to time, if they see fit to do so, grant securities by way of mortgage, hypothecation, pledge or otherwise covering all or any of the property and assets of the Corporation present and future as security for all or any moneys borrowed by the Corporation from the Bank or any other liability of the Corporation to the Bank, and any such mortgage, hypothecation, pledge or other security shall be valid and binding upon the Corporation if signed by any of the officers authorized to sign negotiable instruments on the Corporation's behalf.

4. All contracts, deeds, grants, assurances and documents reasonably required by the Bank or its Counsel for all or any of the purposes aforesaid shall be executed and carried into effect by the proper officers of the Corporation" (and when necessary the seal of the Corporation shall be affixed thereto).

5. This By-law when sanctioned by the Shareholders shall be irrevocable until a by-law repealing this By-law shall have been confirmed or sanctioned by the Shareholders and a copy thereof duly certified (under the seal of the Corporation) delivered to the Bank, and meanwhile all the powers and authorities hereby conferred shall continue in force.

ENACTED the 15th day of April, 1981.

Wallace G. Chalmers, President

Tonis Laar, Secretary

C/S

File No. 82-5143

The foregoing by-law is hereby passed by resolution of the Directors of the Corporation pursuant to The Canada Business Corporations Act, as evidenced by the respective signatures of all the Directors hereto.

DATED the 15th day of April, 1981.

Wallace G. Chalmers

Clarice Chalmers

Tonia Laar

In lieu of confirmation at a general meeting of Shareholders, I the undersigned, being the sole shareholder of the Corporation entitled to vote at a meeting of shareholders, hereby confirm in writing the above by-law pursuant to The Canada Business Corporations Act.

DATED the 15th day of April, 1981.

Wallace G. Chalmers

AGREEMENT

THIS AGREEMENT made as of the 13th day of April, 1987

B E T W E E N :

MARKEL FINANCIAL HOLDINGS LIMITED, a corporation incorporated under the laws of Canada

(hereinafter called "Markel")

- and -

MORDEN & HELWIG GROUP INC., a corporation incorporated under the laws of Canada, on behalf of the holders of its Subordinate Voting Shares

(hereinafter called ("M & H")

WHEREAS the authorized capital of M & H consists of an unlimited number of preferred shares (the "Preferred Shares"), 2,672,829 multiple voting shares (the "Multiple Voting Shares") and an unlimited number of subordinate voting shares (the "Subordinate Voting Shares");

AND WHEREAS M & H has entered into an underwriting agreement dated April 13, 1987 with Wood Gundy Inc. and Dean Witter Reynolds (Canada) Inc. and is filing a final prospectus (the "Prospectus") dated April 14, 1987 with the securities regulatory authorities across Canada for the purpose of making a distribution to the public of Subordinate Voting Shares;

AND WHEREAS after giving effect to the distribution to the public referred to above and to certain other matters described in the Prospectus there will be no Preferred Shares, 2,172,829 Multiple Voting Shares (all of which will be held by Markel) and 2,300,000 Subordinate Voting Shares issued and outstanding;

AND WHEREAS in view of the public offering the parties are desirous of entering into this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSESTH that in consideration of the agreements contained herein and of other good and valuable consideration, the parties hereto agree as follows:

1. INTERPRETATION

1.01 In this Agreement and in any amendments hereto, the following terms shall have the following meanings:

"affiliates" has the meaning attributed thereto in the Securities Act (Ontario) as in force at the date hereof;

"Agreement" means this agreement as the same may be amended from time to time, and the expressions "hereof" and "hereto" and similar expressions refer to this Agreement;

"person" means any individual, company, corporation, partnership, unincorporated syndicate, organization or association, trust, trustee, executor, administrator, other

legal representative or entity howsoever designated or constituted;

"75%-owned subsidiary of Markel" means a subsidiary of Markel of which Markel owns at least 75% of the equity shares and shares carrying at least 75% of the voting rights attached to all outstanding shares of that subsidiary and which becomes a party to this Agreement in such a manner that there is no attenuation of the effect of this Agreement;

2. RESTRICTION ON SELLING MULTIPLE VOTING SHARES

2.01 Markel shall not sell, transfer or otherwise dispose of any Multiple Voting Shares to any person other than:

(a) one or more persons who make an equivalent unconditional offer to purchase all outstanding Subordinate Voting Shares (as contemplated by the rights, privileges, restrictions and conditions attaching to the Multiple Voting Shares) and who have agreed in writing with the parties hereto that the obligations of Markel hereunder shall be binding upon them as if the term "Markel" referred to them and as if clause (a) were omitted from this section 2.01; or

(b) one or more 75%-owned subsidiaries of Markel.

2.02 Notwithstanding section 2.01, Markel and any 75%-owned subsidiary of Markel may grant a security interest, by way of pledge, hypothecation or otherwise, in any Multiple Voting Shares

to any arm's length financial institution in Canada in connection with a bona fide borrowing if such financial institution agrees in writing to be bound by the terms of this Agreement as if it were an original signatory hereto.

2.03 Nothing herein prevents Markel or any 75%-owned subsidiary at any time or from time to time from converting Multiple Voting Shares into Subordinate Voting Shares and from selling, transferring or otherwise disposing of such Subordinate Voting Shares.

3. AGREEMENT TO CONVERT MULTIPLE VOTING SHARES

3.01 In the event that the number of votes attached to the Multiple Voting Shares is permanently reduced to one vote per share, Markel shall forthwith convert all of the Multiple Voting Shares owned by it into Subordinate Voting Shares.

4. DURATION OF THIS AGREEMENT

4.01 This Agreement shall remain in force for so long as any Subordinate Voting Shares remain outstanding.

4.02 This Agreement may not be amended or terminated by the parties without the express written consent of either a majority

f those directors of M & H who are not employees or officers of arkel, M & H or any of their respective affiliates, or all of he holders of Subordinate Voting Shares.

. MISCELLANEOUS

.01 The division of this Agreement into sections and aragraphs and the insertion of headings are for convenience of eference only and shall not affect the construction or nterpretation hereof.

.02 Unless the context otherwise requires, words importing he singular include the plural and vice versa and words mporting gender include all genders.

.03 This Agreement shall be governed and construed in ccordance with the laws of the Province of Ontario and the laws f Canada applicable therein and shall be treated in all respects s an Ontario contract.

.04 The invalidity or unenforceability of any provision of his Agreement shall not affect the validity or enforceability of ny other provision hereof and any such invalid or unenforceable rovision shall be deemed to be severable.

5.05 This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

MARKEL FINANCIAL HOLDINGS LIMITED

by ______________________________ c/s

____

MORDEN & BELWIG GROUP INC.

by ______________________________ c/s

____

File No. 82-5143

EXECUTION COPY

AGREEMENT FOR THE SALE AND PURCHASE OF THE SHARE CAPITAL OF CUNNINGHAM LINDSEY TES B.V.

DATED 24 MARCH 2005

and

CUNNINGHAM LINDSEY EUROPE B.V.

and

CUNNINGHAM LINDSEY TES B.V.

ALLEN & OVERY

ALLEN & OVERY LLP

AMSTERDAM

CONTENTS

Clause — **Page**

1. Interpretation ... 1
2. Sale and Purchase ... 1
3. Conditions ... 2
4. Consideration ... 3
5. Effective Date Accounts ... 4
6. Independent Accountants ... 5
7. Completion ... 6
8. Pre-Completion ... 7
9. Warranties ... 9
10. Warranty Limits ... 10
11. Warranty Breach ... 11
12. Purchaser's Warranties ... 12
13. Specific Indemnity ... 12
14. Conduct of Tax Claim ... 13
15. Protective Covenants ... 13
16. Confidentiality ... 14
17. Notices ... 15
18. Further Assurances ... 16
19. Assignments ... 16
20. Payments ... 16
21. General ... 17
22. Whole Agreement ... 18
23. No Rescission ... 18
24. Governing Law ... 18
25. Arbitration ... 18
26. Language ... 18

Schedule

1. The Company ... 20
2. Leased Properties ... 21
3. Warranties ... 23
4. Purchaser's Warranties ... 31
5. Dutch Gaap Principles ... 32
6. Deed of Transfer ... 33
7. Deed of Adherence ... 34
8. Interpretation ... 35
9. Disclosure Letter ... 40
10. Intra Group Financial Relationships ... 41
11. Preliminary Effective Date Accounts ... 42

Annex

1. Articles of Association ... 43
2. Extract Trade Register ... 44
3. Shareholders' Register ... 45
4. Accounts ... 46

5. Bank Accounts 47
6. Employees 48
7. Pensions 49
8. Material agreements 50

6

THIS AGREEMENT is made on 24 March 2005

BETWEEN:

(1) **CUNNINGHAM LINDSEY EUROPE B.V.**, a private limited liability company incorporated under the laws of the Netherlands whose registered office is at Amstel 93, 1018 EL Amsterdam, the Netherlands (the **Seller**); and

(2) **CUNNINGHAM LINDSEY TES B.V.**, a private limited liability company incorporated under the laws of the Netherlands whose registered office is at Rotterdam Airportplein 4, 3045 AP Rotterdam, the Netherlands (the **Company**); and

(3)

(the **Purchaser**).

BACKGROUND:

(A) The Seller is the holder of all the issued and outstanding share capital of the Company. The Company is specialised in the area of advice, surveys, inspections and the handling of claims for the marine cargo insurance field on automobiles (the **Business**).

(B) The Seller prepared the Data Room (as defined hereafter) containing information concerning the Company and its business, to which the Purchaser and its representatives were given access to, for the purpose of reviewing such information.

(C) The Seller wishes to sell and transfer and the Purchaser wishes to purchase all the issued and outstanding share capital of the Company free of any Encumbrance on the terms and subject to the conditions set out in this agreement.

(D) The Seller and the Purchaser have complied with the provisions of the Social and Economic Council Merger Regulation (*SER-besluit Fusiegedragsregels 2000 ter bescherming van de belangen van werknemers*) and the works council of the Seller's Group has rendered advice regarding the sale of the Shares to the Purchaser, which is satisfactory to the Purchaser.

IT IS AGREED as follows:

1. INTERPRETATION

1.1 In addition to terms defined elsewhere in this agreement, the definitions and other provisions in the schedule headed "Interpretation" apply throughout this agreement unless the contrary intention appears.

1.2 In this agreement, unless the contrary intention appears, a reference to a clause, subclause, exhibit or schedule is a reference to a clause, subclause, exhibit or schedule of this agreement. The schedules and exhibits form part of this agreement.

1.3 The headings in this agreement do not affect its interpretation.

2. SALE AND PURCHASE

2.1 Subject to and in accordance with the terms of this agreement, the Seller hereby sells and the Purchaser hereby purchases the Shares effective as of the Effective Date.

2.2 On Completion, the Shares shall be transferred (*geleverd*) by the Seller to the Purchaser and the Purchaser shall accept the same from the Seller free of any Encumbrance and together with all rights attaching to them (including the right to receive dividends paid or declared on or after the Effective Date).

2.3 The price for the sale of the Shares shall be determined in accordance with the clause headed "Consideration".

2.4 The Seller covenants with the Purchaser that:

(a) it has the right to sell and on Completion will have the right to transfer to the Purchaser full and unencumbered ownership in the Shares on the terms set out in this agreement; and

(b) it waives, has waived or shall procure the waiver of, all rights of pre-emption (*voorkeursrecht*) which it may have (whether under the Company's constitutional documents or otherwise) in respect of the transfer to the Purchaser of the Shares and shall procure the approval of any appropriate corporate body as required by its constitutional documents or otherwise.

2.5 The Purchaser shall be entitled to nominate by notice in writing to the Seller at any time up to 5 (five) Business Days prior to Completion one or more members of the Purchaser's Group to purchase some or all of the Shares in which case the parties shall procure that any such person shall become a party to this agreement by entering into the Deed of Adherence and shall be deemed to be a "Purchaser" for the purpose of this agreement.

3. CONDITIONS

3.1 Completion of the transfer of the Shares under clauses 2.1 and 2.2 is conditional on:

(a)

(b) settlement in full on terms satisfactory to the Purchaser of the financial relationships, including payment of interest and/or penalties, between the Company on the one hand and the Seller and the other members of Seller's Group on the other hand, as listed in the Schedule headed "Intra Group Financial Relationships".

(c) release of the Company by the Seller and the other members of Seller's Group from all guarantees and indemnities given by the Company in favour or for the benefit of the Seller and other members of Seller's Group as listed in the Schedule headed "Intra Group Financial Relationships".

(d) none of the following events taking place or having occurred on or before Completion:

(i) a Material Breach of the Warranties coming to the notice of the Purchaser;

(ii) the Seller being in Material Breach of any obligation on its part under this agreement which, if that breach is capable of remedy, is not remedied to the Purchaser's satisfaction within 10 (ten) days of the Purchaser notifying the Seller that such breach must be remedied;

(iii) anything occurring (except something arising from an act or omission of the Purchaser), which has, or would be likely to have after Completion, a material adverse effect on the business, operations, financial condition, performance of or business prospects of the Company (as presently carried on).

3.2 Conditions 3.1(a) up to and including 3.1(d), are for the benefit of the Purchaser only and may be waived by the Purchaser (either in whole or in part in its sole discretion) at any time by notice to the Seller.

3.3 Each of the parties shall use reasonable endeavours to procure (so far as it is so able to procure) that the Conditions are satisfied on or before 15 April 2005. If any or all the Conditions are not satisfied or waived on or before that date:

(a) except for this subclause, the clause headed "Confidentiality" and the clauses after it, together with the provisions of the clause and schedule headed "Interpretation", all the other clauses of this agreement shall lapse and cease to have effect; but

(b) the lapsing of those provisions shall not affect any rights or liabilities of any party in respect of damages for non-performance of any obligation under this agreement falling due for performance prior to such lapse.

3.4 If the events described under 3.1(d)(i) and (ii) have occurred and this agreement lapses and ceases to have effect, then (but without prejudice to any other rights or remedies available to the Purchaser) the Seller shall indemnify the relevant member of the Purchaser's Group against all costs, charges and expenses incurred by him in connection with the negotiation, preparation and termination of this agreement, unless the damages incurred by such party as a result of the breach by the Seller are less than EUR 50,000 (fifty thousand euro).

4. CONSIDERATION

4.1 On Completion, the Purchaser shall pay on a Debt free basis as preliminary consideration for the Shares (which is subject to adjustment as provided in this agreement) an amount of EUR 3,000,000 (three million euro) in cash (the **Preliminary Consideration**).

4.2 On the Business Day prior to Completion the Purchaser shall pay the Preliminary Consideration by wire transfer to the Notary's account in accordance with the clause 20 headed "Payments".

4.3 After Completion, the Preliminary Consideration shall be adjusted on a euro for euro basis by increasing or decreasing , as the case may be, the Preliminary Consideration with the amount of the Net Asset Value Adjustment to arrive at the consideration (the **Consideration**). The Net Asset Value Adjustment is derived from the Effective Date Accounts as defined in the clause headed "Effective Date Accounts".

4.4 If as a result of the adjustment set forth in the clause 4.3 above:

(a) the amount of the Consideration is increased above the Preliminary Consideration, the Purchaser shall pay to the Seller in cash a sum equal to that increase; or

(b) the amount of the Consideration is reduced below the Preliminary Consideration, the Seller shall pay to the Purchaser in cash a sum equal to that reduction.

Any such payment shall be made within 5 (five) Business Days following the day on which the adjustment is determined in accordance with the clause headed "Effective Date Accounts".

4.5 Seller shall procure that there will be no Debt as at Completion; if there is any Debt, the Seller shall repay the amount of such Debt to the Company simultaneously with the payment to be made under clause 4.4, if any.

5. EFFECTIVE DATE ACCOUNTS

Review and determination of final Effective Date Accounts

5.1 The parties acknowledge that the balance sheet of the Company as at the Effective Date and profit and loss accounts as at the Effective Date for the period starting on 1 January 2005 up and until the Effective Date and the notes and management board's report thereto, as prepared in accordance with the clause headed "Effective Date Accounts" (the **Preliminary Effective Date Accounts**) have been delivered by the Seller to the Purchaser prior to this agreement being signed and these accounts have been attached hereto as the schedule headed "Preliminary Effective Date Accounts".

5.2 The Preliminary Effective Date Accounts shall have been prepared by the Seller in the form and include the items shown in the schedule headed "Dutch Gaap Principles" and in accordance with the following:

(a) the accounting policies, principles, practices, evaluation rules and procedures, methods and bases adopted by the Company in the preparation of the Accounts provided the same are consistent with Dutch GAAP in force at the Accounts Date; and

(b) to the extent not covered by (a), Dutch GAAP in force at the Accounts Date.

5.3 As soon as reasonably practicable but not later than 30 (thirty) Business Days following Completion, the Purchaser shall review the Preliminary Effective Date Accounts.

5.4 Notification of disputed items

Within 30 (thirty) Business Days following Completion the Purchaser shall notify the Seller of any item or items they wish to dispute together with the reasons for such dispute and a list of proposed adjustments (the **Notice of Objection**). If, by the expiry of such period of 30 (thirty) Business Days, no such notice is received by the Seller or the Purchaser has notified the Seller that there are no items they wish to dispute, the Preliminary Effective Date Accounts shall constitute the Effective Date Accounts for the purposes of this agreement and shall be final and binding on the parties.

5.5 Reference of disputes to Independent Accountants

If, in accordance with this clause, a Notice of Objection is received by the Seller as to any item in dispute, the Seller and the Purchaser shall use their best endeavours to agree in writing the item or items disputed by the Purchaser and any other item or items which, following receipt of the Notice of Objection, the Purchaser notifies the Seller that it wishes to adjust. If such item or items are not agreed in writing between the Seller and the Purchaser within 30 (thirty) Business Days following the delivery to the Seller of the Notice of Objection, the item or items in dispute shall be determined by the Independent Accountants in accordance with the clause headed "Independent Accountants".

The Preliminary Effective Date Accounts, adjusted to reflect the item or items as agreed between the Seller and the Purchaser in writing or as determined by the Independent Accountants shall constitute the final and binding Effective Date Accounts for the purposes of this agreement.

5.6 Provision of information

The Seller shall and shall procure that the Seller's Accountants shall provide the Purchaser and the Purchaser's Accountants and the Independent Accountants with all information, assistance and access to books and records of account, documents, files and papers and information stored electronically which they reasonably require for the purposes of this clause and the clause headed "Independent Accountants". The Purchaser shall and shall procure that the Company and that the Purchaser's Accountants shall provide the Seller and the Seller's Accountants and the Independent Accountants with all information, assistance and access to work in progress, books and records of account, documents, files, papers and information stored electronically which they may reasonably require for the purposes of this clause and the clause headed "Independent Accountants".

6. INDEPENDENT ACCOUNTANTS

6.1 If and whenever any item in dispute relating to the Preliminary Effective Date Accounts or the resulting adjustment of the Preliminary Consideration fails to be referred, in accordance with the relevant provision of this agreement, to Independent Accountants, it shall be referred to such firm of registered accountants (*registeraccountants*):

(a) as the Seller and the Purchaser may agree in writing within 15 (fifteen) Business Days after expiry of the period allowed by the relevant provision of this agreement for the Seller and the Purchaser to reach agreement over the relevant item in dispute; or

(b) failing such agreement, as shall be appointed for this purpose on the application of the Seller or the Purchaser by the President of the Dutch Institute for Registered Accountants (*Nederlands Instituut voor Register Accountants* (*NIVRA*)).

6.2 The Independent Accountants shall act on the following basis:

(a) the Independent Accountants shall determine the dispute by means of a binding advice (*bindend advies*);

(b) the items or items in dispute shall be notified to the Independent Accountants in writing by the Seller and/or the Purchaser within 15 (fifteen) Business Days following the Independent Accountants' appointment;

(c) their terms of reference shall be to determine the item or items in dispute and therefore the calculation of the Consideration and the amounts of any adjustment to be made by a party;

(d) the Independent Accountants shall decide the procedure to be followed in the determination, but shall allow the parties to make written representations. The Independent Accountants shall render their decision as soon as reasonably possible provided that the Independent Accountants shall not finalise their decision prior to having consulted with each of the Purchaser and the Seller, with reasonable explanation of their findings and conclusions so as to enable the parties to provide a verbal reaction in support of their position;

(e) the Seller and the Purchaser shall each provide (and to the extent they are reasonably able shall procure that their respective accountants and the Purchaser shall procure that the Company provides) the Independent Accountants promptly with all information which they reasonably require and the Independent Accountants shall be entitled (to the extent they consider it appropriate) to base their opinion on such information and on the accounting and other records of the Company; and

(f) the costs of the determination, including fees and expenses of the Independent Accountants shall be borne equally as between the Seller on the one hand and the Purchaser on the other hand provided, however, that the Independent Accountants may allocate the costs differently as between the parties if such would in their reasonable opinion be justified, having regard for the extent to which the parties have co-operated with their investigation or the extent to which their initial positions have been confirmed or rejected by the decision of the Independent Accountants.

7. COMPLETION

7.1 Subject to the Conditions being satisfied or waived, Completion shall take place at the offices of the Purchaser's Lawyers on 31 March 2005 or such other date as the parties may agree. On the Business Day prior to Completion the Purchaser shall pay the Preliminary Consideration by wire transfer to the Notary's account as specified in clause 20.1(c).

7.2 At Completion the parties will take such action and execute or cause to be executed such deeds and documents as shall be required or conducive to effect the transfer of the Shares by the Seller to the Purchaser, including:

(a) the delivery to the Purchaser of written evidence of the release of the Company from (i) its obligations under the Seller's Group credit facilities with ING Bank and Fortis Bank, and other Debt except trading debts in the ordinary course of business, and (ii) Encumbrances, if any;

(b) the delivery to the Purchaser of written evidence of the termination of any guarantees and warranties provided by the Company in respect of obligations of other members of the Seller's Group;

(c) the delivery by the Seller of a certificate from the Seller that the Warranties of the Seller contained in the schedule headed "Warranties" are true, accurate, complete and not misleading in all respects at Completion;

(d) the delivery by the Purchaser of a certificate from the Purchaser that the warranties of the Purchaser contained in the schedule headed "Purchaser's Warranties" are true, accurate, complete and not misleading in all respects at Completion;

(e) the delivery by the Seller to the Purchaser of letters of resignation of the Seller and Mr. T. Schox as managing directors;

(f) the execution of the Deed of Transfer in the Agreed Form;

(g) the payment of the Preliminary Consideration by the Notary to the Seller;

(h) the signing of the Deed of Transfer for acknowledgement by the Company and the entering of the Purchaser as the new shareholder of the Company into its share register.

7.3 On execution of the Deed of Transfer, the Notary will hold the Preliminary Consideration for the benefit of the Seller. The Notary shall pay the Preliminary Consideration to the Seller after the execution of the Deed of Transfer.

7.4 The Notary is a civil law notary with the Purchaser's Lawyers, who will act independently for both the Seller and the Purchaser in accordance with applicable Dutch law. The Seller acknowledges that it is aware of the provisions of the "Ordinance Interdisciplinary Co-operation" (*Verordening Interdisciplinaire Samenwerking*) of the Royal Professional Organisation of Civil Law Notaries (*Koninklijke Notariële Beroepsorganisatie*). The Seller acknowledges and agrees that the Purchaser's Lawyers may advise and act on behalf of the Purchaser with respect to this agreement, and any agreements and/or any disputes related to or resulting from this agreement.

7.5 If for any reason the Seller does not do or procure to be done all those things listed in relation to it in the clause 7.2, the Purchaser may elect (in addition and without prejudice to all other rights or remedies available to it) to terminate this agreement (except for the clauses headed "Confidentiality", "Notices", "Further Assurances", "Assignments", "General", "Whole Agreement", "Governing Law", "Arbitration" and "Language", and the relevant provisions of the clause and schedule headed "Interpretation") or to fix a new date for Completion. In particular the Purchaser shall not be obliged to pay the Preliminary Consideration and complete the purchase of any of the Shares unless all such actions have been completed and the purchase of all the Shares is completed simultaneously in accordance with this agreement.

8. PRE-COMPLETION

8.1 Access

Prior to Completion the Seller and the Company shall:

(a) procure that the Purchaser, its representatives and advisers are given full access to the management, the Properties, work in progress and to the books and records of the Company during normal business hours on any Business Day and on reasonable notice to the Seller; and

(b) provide such information regarding the businesses and affairs of the Company as the Purchaser may reasonably require; and

(c) provide such other co-operation to the Purchaser, its representatives and advisers as they may reasonably require.

8.2 Conduct of business

Pending Completion any member of the Seller's Group and the Company shall exercise all rights and powers available to them so as to procure that, except with the written consent of the Purchaser, the Company shall not:

(a) incur any expenditure exceeding EUR 50,000 (fifty thousand euro) on capital account (*investering materiele vaste activa*); or

(b) dispose of or grant any option or right of pre-emption (*voorkeursrecht*) in respect of any part of its assets except in the ordinary course of trading; or

(c) borrow any money (except borrowings from its bankers not exceeding EUR 25,000 (twenty-five thousand euro)) or make any payments out of or drawings on its bank account(s) (except

routine payments and to increase or decrease the working capital/inter company loans other than in the ordinary course of trading); or

(d) enter into any unusual or abnormal contract or commitment or

(i) grant any lease or third party right in respect of any of the Properties or transfer or otherwise dispose of any of the Properties;

(ii) make any loan;

(iii) enter into any leasing, hire purchase or other agreement or arrangements for payment on deferred terms; or

(e) declare, make or pay any dividend or other distribution after the Effective Date or do or allow to be done after the Effective Date anything which renders its financial position less favourable than at the Effective Date; or

(f) grant, issue or redeem any mortgage, charge, debenture or other security or give any guarantee or indemnity; or

(g) make any change in the terms and conditions of employment of any of its directors or employees or employ or terminate (except for good cause) the employment of any person or make any arrangements with any unions; or

(h) make, or announce to any person any proposal to make, any change or addition to any retirement/death/disability benefit in respect of any of its directors or employees or former directors or former employees (or any dependant of any such person) or grant or create any additional retirement/death/disability benefit; or

(i) permit any of its insurances to lapse (*vervallen*) or do any thing which would make any policy of insurance void or voidable; or

(j) create, issue, purchase or redeem any shares; or

(k) pass or adopt any resolution of its shareholders or any class of shareholders, whether in general meeting or otherwise; or

(l) settle any existing or initiate any new litigation; or

(m) change the accounting procedures, principles or practices of the Company; or

(n) agree, conditionally or otherwise, to do any of the foregoing; or

(o) in any other way depart from the ordinary course of its day-to-day operations.

8.3 Avoidance of change in warranted position

The Seller shall exercise all rights and powers available to him so as to or procure that the Company shall, avoid doing or omitting to do any act or thing which would constitute (or be likely to constitute) a breach of any of the Warranties.

8.4 Notice of any change

The Seller and the Company shall not commit or cause a breach of any of the Warranties. The Seller shall immediately notify the Purchaser in writing of any matter or thing which arises or becomes known to it before Completion which (notwithstanding the preceding paragraph):

(a) constitutes (or would after the lapse of time constitute) a breach of any of the Warranties or the undertakings or other obligations on the part of the Seller under this agreement; or

(b) might otherwise have an adverse effect on the business, liabilities, prospects or financial condition of the Company.

9. WARRANTIES

9.1 The Seller represents and warrants (*garanderen*) to the Purchaser that at the date hereof each of the statements set out in the schedule headed "Warranties" is true, accurate, complete and not misleading.

9.2 Each of the Warranties set out in the several paragraphs of the schedule headed "Warranties" is separate and independent and except as expressly provided to the contrary in this agreement is not limited:

(a) by reference to any other paragraph of the schedule headed "Warranties"; or

(b) by anything in this agreement, with the exceptions as set out in clause 9 (Warranties) and 10 (Warranty Limits).

9.3 The Seller acknowledges that the Warranties are material and the accuracy of the Warranties is essential to the Purchaser's decision to enter into and pay the Consideration set out in this agreement. The Warranties allocate between the Seller and the Purchaser the risk and costs relating to any facts or circumstances which may cause any of the Warranties to be untrue or inaccurate.

9.4 The Purchaser acknowledges and confirms that it and its advisors (i) have been given full access to the management, the Properties and to the administration of the Company and, furthermore (ii) have raised with the Seller, the Company and their advisers all those issues which it considered relevant in connection with the transactions contemplated hereby and has received certain responses thereto as well as (iii) have carefully reviewed the information in the Data Room and the Disclosure Letter.

9.5 The Disclosure Letter, containing general information on the disclosed items and information and an index of the disclosed documents, shall be produced by the Seller. The Disclosure Letter shall be issued on date of this Agreement.

9.6 Notwithstanding any other clause of this Agreement, the Seller (i) shall not be in any breach of the Warranties and (ii) cannot be held liable in respect of any breach of the Warranties breach to the extent that the Purchaser or its advisers were or should have been aware at the date hereof of such breach of the Warranties, because the facts and circumstances giving rise thereto have been fairly disclosed in the Schedule headed "Warranties" and/or in other schedules to this Agreement, and/or in the Disclosure Letter, and/or in the Data Room.

9.7 For the purpose of clause 9.6, the Seller shall hand over at Completion Date to the Notary a copy of the contents of the Data Room with the instructions to hold it in custody for a period

f (4)

of 24 (twenty-four) months after Completion and to disclose the Data Room to both Seller and Purchase at first request made by either the Seller or the Purchaser.

9.8 For the purpose of this clause it will be assumed that Purchaser's knowledge obtained from non-transcripted interviews with the Company's management is limited to the description of such interviews included in the Disclosure Letter.

9.9 The Seller agrees with the Purchaser that it will not bring any claim in connection with giving the Warranties and preparation of the Disclosure Letter against the Company or any employee or managing director of the Company in the event of a Warranty Claim except in the event of fraud or criminal behaviour.

9.10 Without prejudice to any other remedy available to the Purchaser, the Seller undertakes with the Purchaser that it will pay to the Purchaser the amount required to put the Purchaser or the Company in the position in which it would have been had the breach of Warranty not occurred.

9.11 Statutory interest (*wettelijke rente*) on the amount of each Warranty Claim shall be payable by the Seller to the Purchaser from the date that first notice of such Warranty Claim is given to the Seller.

9.12 The Warranties are the only and exclusive warranties given by the Seller to the Purchaser with respect to Company and the business of the Company and are in lieu of, cancel and supersede any other warranties given by the Seller to the Purchaser at any occasion, whether in writing or verbally, express or implied, or provided by law, if any.

9.13 The liability of the Seller in connection with the Warranties shall be subject to the limitations contained in, and to the other provisions of, the clause headed "Warranty Limits" and any Warranty Claim shall be subject to the provisions of that clause.

10. WARRANTY LIMITS

10.1 The liability of the Seller shall be limited as follows:

(a) except for Warranties numbered 2 (Corporate Authorisation), 3 (The Company) and 4 (The Shares) there shall be disregarded for all purposes any breach of the Warranties in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than EUR 50,000 (thirty thousand euro), in which case the whole amount may be recovered by the Purchaser;

(b) except for Warranties numbered 2 (Corporate Authorisation), 3 (The Company) and 4 (The Shares) the maximum aggregate liability of the Seller in respect of all and any Warranty Claims and under 13.1(a), 13.1(b), 13.1(e) and 13.1(f) shall not exceed EUR 3,000,000 (three million euro); and

(c) the Seller shall cease to have any liability under or in respect of the Warranties:

(i) on the date which is 3 (three) years after Completion or such later date being 6 (six) months after the expiry of the periods allowed for by law for the assessment of the liability of the Company in respect of the Warranties in part 8 (Taxes) of the Schedule headed "Warranties"; and

(ii) in respect of any other Warranties on 24 (twenty-four) months after Completion,

(d) except in respect of a claim of which the Purchaser gives written notice to the Seller before that relevant date.

10.2 Nothing in this agreement or in the Disclosure Letter shall limit in time the liability of the Seller in relation to:

(a) those Warranties set out in paragraphs 2 (Corporate Authorisation), 3 (The Company) and 4 (The Shares) of the schedule headed "Warranties"; or

(b) any Warranty Claim attributable to the fraud, dishonesty or wilful concealment on the part of the Seller, any other member of Seller's Group or their representatives or advisers,

provided, however, that the Seller shall no longer be liable in relation to clause 10.2(b) after the lapse of 3 (three) years following Completion.

10.3 The Seller shall not be liable in respect of a Warranty Claim if and to the extent that it relates to any liability or obligation on the part of the Company:

(a) for which a specific provision is made in the Accounts or Effective Date Accounts;

(b) which would not have arisen but for a change in legislation made after the date of Completion.

(c) in respect of which the Purchaser has recovered any amount under insurance; or

(d) in respect of which any tax benefit has actually been received by the Company.

10.4 If a Warranty Claim arises as a result of or in connection with a liability or alleged liability to a third party (a **Third Party Claim**), then:

(a) the Purchaser shall, and shall procure that the Company shall, keep the Seller informed in writing of the progress of the Third Party Claim;

(b) the Purchaser shall procure that the Company, to the extent reasonably practicable, consults with the Seller in relation to the conduct of any appeal, dispute, compromise or defence of the Third Party Claim;

(c) the Purchaser shall procure that the Company makes available to the Seller such persons and all such information as the Seller may reasonably require for assessing the Third Party Claim.

11. WARRANTY BREACH

The Purchaser shall notify the Seller in writing of a breach of a Warranty within 30 days after all members of the management board (*statutaire directie*) of the Company have become aware of such breach. The Seller acknowledges that the Purchaser is under no obligation to conduct an investigation after Completion to establish whether there is a breach of warranty. The notice must set out in reasonable detail the events or facts giving rise to the breach of Warranty and, to the extent possible, indicate the amount of damages involved.

12. PURCHASER'S WARRANTIES

12.1 The Purchaser represents and warrants (*garanderen*) to the Seller that each of the statements set out in the Schedule headed "Purchaser's Warranties" is true accurate, complete and not misleading, as at the date hereof.

12.2 The liability of the Purchaser for any breach of any of the Purchaser's Warranties shall be disregarded for all purposes if the amount of damages to which the Seller would otherwise be entitled in respect of such breach is less than EUR 50,000 (thirty thousand euro), and the maximum aggregate liability of the Purchaser in respect of any and all breaches of the Purchaser's Warranties shall not exceed EUR 3,000,000 (three million euro).

13. SPECIFIC INDEMNITY

13.1 The Seller will fully indemnify and hold the Purchaser and the Company harmless (*volledig schadeloosstellen*) against:

(a) any and all obligations, liabilities, claims, loss and costs incurred by the Company as a result of the invalid representation of the Company by its managing directors including the incorrect registration with the Trade Register of the Chamber of Commerce as regards the representation of the Company by its managing directors;

(b) any and all liabilities, claims loss and costs incurred by the Company in connection with any commitment of or towards any of the members of the Seller's Group, to the extent no sufficient provision has been included in the Accounts;

(c) any and all liabilities, claims, loss and costs incurred by the Company in connection with any guarantees, sureties and/or statements of joint liability issued by the Company on behalf of or in favour of third parties and any legal (*wettelijke aansprakelijkheid*) or contractual liability for obligations (including obligations relating to Taxes) of third parties, to the extent that no sufficient provision has been included in the Accounts;

(d) rights of recourse (*regresrecht*) of third parties against the Company in relation to obligations referred to under subparagraph (c), to the extent that no sufficient provision has been included in the Accounts;

(e) any and all liabilities, claims, taxes, loss and costs incurred by the Company in connection with (providing qualifying supporting documents on) inter-company pricing, including but not limited to any and all liabilities, claims, loss and costs incurred by the Company following assessments imposed by the tax authorities in relation to inter-company pricing.

(f) any and all liabilities, claims, taxes, loss and costs incurred by the Company in connection with any imposition of an additional assessment by the Dutch tax authorities in relation to the possible application of article 15 (including standard condition 16) and/or article 15ai Dutch Corporate Income Tax Law 1969 within the fiscal unity of the Seller;

in each case, with the exception of clauses 13.1(c) and 13.1(d), to the extent that the amount of damages to which the Purchaser would be entitled as a result of such liabilities, claims, losses and cost incurred exceeds EUR 7,500 and in each case to the extent any such liabilities, claims, losses and costs arose or have occurred or are related to the period before Completion.

13.2 The liability of the Seller under clause 13.1(a), 13.1(b), 13.1(e) and 13.1(f) is subject to the amount of maximum aggregate liability as contained in clause 10.1(b). The Seller shall cease to have any liability under or in respect of (i) the indemnities contained in clause 13.1(a) and 13.1(b) on 24 (twenty-four) months after Completion and (ii) the indemnities contained in clause 13.1(e) and 13.1(f) on the date which is 3 (three) years after Completion or such later date being 6 (six) months after the expiry of the periods allowed for by law for the assessment of the liability of the Company. For the avoidance of doubt the liability of the Seller under clause 13.1(c) and 13.1(d) will not be limited or qualified in any respect by the clause of this agreement headed "Warranty Limits" and "Warranty Breach".

14. CONDUCT OF TAX CLAIM

14.1 If the Company or any company of the Purchaser's Group receives any Tax Claim relating to the Company and to the period prior to Effective Date, the Purchaser shall give or procure that notice in writing is given to the Seller as soon as is reasonably practicable provided that if any company of the Seller's Group Company itself receives any Tax Claim for whatever reason, it shall notify the Purchaser in writing as soon as reasonably practicable and the Purchaser shall be deemed on receipt of such notification to have given the Seller notice of such Tax Claim.

14.2 Subject to clause 14.3, the Purchaser shall be entitled at its own expense to resist the Tax Claim in the name of the Purchaser's Group or the Company and to have the conduct of any appeal, dispute, compromise or defence of the Tax Claim and of any incidental negotiations and the Seller will give all reasonable co-operation, access and assistance for the purposes of considering and resisting the Tax Claim.

14.3 The Purchaser shall procure that the Seller is provided with drafts of all communications it intends to make in relation to the Tax Claim at least five (5) Business Days before the communication is made, shall make such amendments as the Seller shall reasonably request before it makes such communication and shall promptly provide the Seller with copies of all correspondence relating to the Tax Claim.

15. PROTECTIVE COVENANTS

15.1 The Seller covenants with the Purchaser for itself and for the benefit of the Company that it shall not and the Seller shall procure that none of the members of the Seller's Group shall, in the Netherlands, Belgium and France:

(a) for a period of 3 (three) years from Completion be concerned in or directly or indirectly compete with the Company in the sense that Seller shall refrain from conducting the specified activities of the Company, being surveying activities in relation to the automotive branch; or

(b) for a period of 3 (three) years from Completion induce or attempt to induce any supplier of the Company to cease to supply, or to restrict or vary the terms of supply, to the Company; or

(c) for a period of 3 (three) years from Completion induce or attempt to induce any employee of the Company to leave the employment of the Company or hire any employee of the Company for such period; or

(d) for a period of 6 (six) months after any employee has left the Company hire such employee for employment; or

(e) make use of or (except as required by law or any competent authority) disclose or divulge to any third party any information of a secret or confidential nature relating to the business or affairs of the Company or its customers or suppliers; or

(f) use or (insofar as it or he can reasonably do so) allow to be used (except by the Company) any trade name or domain name used by the Company at Completion or any other name intended or likely to be confused with such a trade name or domain name. For the avoidance of doubt this clause does not relate to the name "Cunningham Lindsey".

15.2 The Purchaser covenants with the Seller (for the benefit of the Seller's Group) that it shall procure that the Company shall not, for a period of 3 (three) years from Completion in The Netherlands, Belgium or France, in any business carrying on activities where the Company is active, actively approach any at the date hereof existing customers of the Seller. For the avoidance of doubt this clause shall not apply to any other member of the Purchaser's Group.

15.3 The Purchaser shall procure that the Company shall within 1 (one) month after Completion, remove any reference to "Cunningham Lindsey" in the articles of association of the Company. The Purchaser shall procure that the Company shall within 3 (three) months after Completion, take all steps that the use of a trade name or a trademark or logo that makes reference to "Cunningham Lindsey" will cease and shall remove all other references to "Cunningham Lindsey", and where removed, such reference shall not be reintroduced.

15.4 Each of the restrictions in each paragraph or subclause above shall be enforceable by the Purchaser or the Seller, as the case may be, independently of each of the others and its validity shall not be affected if any of the others is invalid.

15.5 In the event of a breach of the duties of the Seller or the Purchaser, as the case may be, under this clause, the Seller shall pay to the Purchaser or, at the Purchaser's sole option, to the Company, or the Purchaser shall pay to the Seller, as the case may be, the sum of EUR 50,000 (fifty thousand euro) for each breach and, in addition, the sum of EUR 5,000 (five thousand euro) for each day that the Seller or the Purchaser continues to be in breach, without the need to serve notice on the Seller or the Purchaser or the need of a court order and without prejudice to any right of the Purchaser or the Company or the Seller to recover damages in excess of the amounts specified in this clause. The parties acknowledge the importance of the non competition and confidentiality obligations in this clause for the Purchaser and the Seller and that such amounts represent a genuine and reasonable estimate of the damage likely to be suffered by the Purchaser and/or the Company or the other party if the Seller breaches any of its obligations under this clause.

16. CONFIDENTIALITY

16.1 No party shall make or permit any person to make any announcement concerning this sale and purchase or any ancillary matter before, on or after Completion.

16.2 The Seller shall and shall procure that:

(a) the Seller shall keep confidential all information provided to it by or on behalf of the Purchaser or otherwise obtained by or in connection with this agreement which relates to the Purchaser; and

(b) if after Completion the Seller holds confidential information relating to the Company, it shall keep that information confidential and, to the extent reasonably practicable,

shall return that information to the Purchaser or destroy it, in each case without retaining copies.

16.3 Nothing in this clause prevents any announcement being made or any confidential information being disclosed:

(a) by the Purchaser provided the Purchaser has consulted the Seller on the contents thereof or by the Seller with the approval of the Purchaser, which shall not be unreasonably withheld or delayed; or

(b) to the extent required by law or any competent regulatory body, but a party required to disclose any confidential information shall promptly notify the other parties, where practicable and lawful to do so, before disclosure occurs and co-operate with the other parties regarding the timing and content of such disclosure or any action which the other parties may reasonably elect to take to challenge the validity of such requirement;

16.4 Nothing in this clause prevents disclosure of confidential information by any party:

(a) to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by that party; or

(b) to that party's professional advisers, auditors or bankers, but before any disclosure to any such person the relevant party shall procure that he is made aware of the terms of this clause and shall use its best endeavours to procure that each such person adheres to those terms as if he were bound by the provisions of this clause.

17. NOTICES

17.1 Any notice or other formal communication given under this agreement (which includes fax, but not email) must be in writing and may be delivered in person, or sent by post or fax to the party to be served at its address appearing in this agreement as follows:

(a) to the **Seller** at:

Name	:	Cunningham Lindsey Europe B.V.
Address	:	Amstel 93 1018 EL Amsterdam The Netherlands
Fax number	:	+31 20 638 6396
For the attention of		Mr. P.H. Polak Managing Director

(b) to the **Purchaser** at:

Name	:	
Address	:	
Fax number	:	
For the attention of		

Or at such other address or fax number as it or he may notify to the other parties under this clause. Any notice or other document sent by post shall be sent by recorded delivery post (*aangetekende post met ontvangstbevestiging*) (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

18. FURTHER ASSURANCES

18.1 On or after Completion the Seller shall, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the Purchaser may from time to time require in order to vest any of the Shares in the Purchaser or its assignee or as otherwise may be necessary to give full effect to this agreement.

18.2 In relation to the Company, the Seller shall procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under its constitution or any agreement or obligation affecting it to give effect to this agreement.

18.3 The Seller shall attempt - if at all possible - as a gesture of goodwill, to procure that the Company can, in its name as the insured, benefit from the current two professional indemnity insurances policies relating to the Company for a maximum period of one month after the Completion Date. The Seller is not in a position to guarantee that this prolonged coverage is possible in the name of the Company. The Purchaser shall procure that the Company reimburses, and as the case may be, indemnifies the Seller for any costs flowing from the arrangement of said prolonged insurance coverage. For the avoidance of doubt, any costs regarding said insurance coverage allocated to Company shall not affect any purchase price determination as set out in this agreement.

19. ASSIGNMENTS

Notwithstanding subclause 2.6 of the clause headed "Sale and Purchase", no party may assign any of its rights and/or transfer any of the obligations under this agreement without the prior written consent of the other parties save that the Purchaser's rights under this agreement may be assigned by the Purchaser to any other member of the Purchaser's Group and by such member to any other member of the Purchaser's Group.

20. PAYMENTS

20.1 Unless otherwise expressly stated all payments to be made under this agreement shall be made in Euro to the party to be paid, or where required to be paid to the Notary, the Notary as follows:

(a) to the **Seller** at:

Account holder	:	Cunningham Lindsey Europe B.V.
Bank	:	Fortis Bank PO Box 941 1000 AX Amsterdam
BIC code	:	FTSBNL2R
Account number	:	21.30.16.087
Payment reference	:	Preliminary Consideration CL TES

or such other account as the Seller may specify; and

(b) to the **Purchaser** at:

Account holder	:	
Bank	:	
SWIFT code	:	
Account number	:	
Payment reference	:	

or such other account as the Purchaser may specify;

(c) to the third party bank account of the **Notary** at:

Account holder	:	Allen & Overy LLP Notarissen
Bank	:	ABN AMRO Bank
IBAN		NL16ABNA0555886999
BIC code	:	ABNANL2A
Account number	:	55.58.86.999
Account name	:	Derdengelden Kwaliteitsrekening
Payment reference	:	Transfer of Shares Cunningham Lindsey TES B.V.

20.2 Save as otherwise specifically set out in this agreement, if a party defaults in the payment when due of any sum payable under this agreement, it shall pay statutory interest on that sum from the date on which payment is due until the date of actual payment (as well after as before judgement).

21. GENERAL

21.1 Save as otherwise provided in this agreement, or as otherwise specifically agreed in writing by the parties after the date of this agreement, each party will pay the costs and expenses incurred by it, in connection with the entering into, and completion of, this agreement, including without limitation in respect of their obligations in satisfying the Conditions Precedent and the other requirements for transferring the Shares.

21.2 The fees and costs of the Notary shall be borne by the Purchaser.

21.3 This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

21.4 Except as expressly stated in this agreement, the terms of this agreement may be enforced only by a party to this agreement or a party's permitted assigns or successors. In the event any third

party stipulation (*derdenbeding*) contained in this agreement is accepted by any third party, such third party will not become a party to this agreement.

21.5 If any (part) of the provisions of this agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining (part) of the provisions shall not in any way be affected or impaired. Notwithstanding the foregoing, the parties shall thereupon negotiate in good faith in order to agree the terms of a mutually satisfactory provision (achieving as much as possible the same commercial effect) to be substituted for the (part) of the provision found to be void or unenforceable.

22. WHOLE AGREEMENT

This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements, whether oral or in writing, between the parties relating to this transaction.

23. NO RESCISSION

The parties hereby waive the right to dissolve (*ontbinden*), rescind or annul (*vernietigen*) this agreement, except in case of fraud (*bedrog*).

24. GOVERNING LAW

This agreement is governed by and shall be construed in accordance with the laws of the Netherlands.

25. ARBITRATION

25.1 Save as otherwise set out in this agreement, any dispute arising out of or in connection with this agreement (including questions in respect of the authority of the arbitrators) will be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (*Nederlands Arbitrage Instituut*). The arbitral tribunal will be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, the Netherlands. The language of the arbitration shall be English. The arbitrator will decide according to the rules of law and his decision shall be final and binding upon the parties.

25.2 This clause shall also apply to disputes arising in connection with agreements which are connected with this agreement, unless the relevant agreement expressly provides otherwise.

26. LANGUAGE

The language of this agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed. In this agreement some Dutch legal terms are typed in italics and between brackets behind the English translation of the term. In the case of any inconsistency or discrepancy, the Dutch wording shall prevail. The parties acknowledge that they fully understand and agree to all the provisions in Dutch version.

This agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

For and on behalf of the Seller

Cunningham Lindsey Europe B.V.

____

By: P.H. Polak Schenk
Title: Managing director

For and on behalf of the Company

Cunningham Lindsey TES B.V.

____

By: J.H. Chin Ten Fung (by proxy)
Title: CFO CLE

For and on behalf of the Purchaser

LINDSEY MORDEN GROUP INC.

CODE OF BUSINESS CONDUCT AND ETHICS
(July 2005)

The Board of Directors of Lindsey Morden Group Inc. ("Lindsey Morden") has adopted this Code of Business Conduct and Ethics (the "Code") to express standards and procedures designed to promote:

- honest, responsible and ethical conduct, integrity in all dealings and compliance with the law;

- full compliance with all regulatory disclosure requirements and similar standards for all other public disclosure;

- the avoidance of actual or perceived conflicts of interest or, in cases where avoidance is not possible, the appropriate disclosure and the ethical handling of that actual or perceived conflict;

- prompt reporting of any known or reasonably suspected violations of this Code; and

- accountability for adherence to this Code.

This Code applies to all directors, officers and employees (including contract employees and consultants) of Lindsey Morden and of every direct and indirect subsidiary of Lindsey Morden. Lindsey Morden and its subsidiaries are referred to collectively as the Corporation and each director, officer and employee of the Corporation is referred to as a Covered Person. The Corporation will ensure that this Code is brought to the attention of all Covered Persons.

Each Covered Person is responsible for understanding and adhering to this Code and acting in a manner which will result in performance of this Code, including co-operating in any investigation of misconduct. Adherence to this Code and acting in a manner which will result in performance of this Code is a strict condition of continued employment or association with the Corporation and its affiliates. It is not an excuse for non-adherence that the non-adherence was directed or requested by any other person.

This Code is absolute in principle, but it cannot cover every situation which may arise involving an ethical question or decision. Each Covered Person should constantly ensure that his or her conduct is compliant with the principles and the details of this Code. In any situation where there is doubt, the Covered Person should discuss the situation with colleagues, supervisors, senior personnel or even a director until he or she is satisfied that all the relevant facts are known and have been considered and that the conduct chosen to be followed in that situation is the conduct prescribed by this Code.

This Code is in addition to the Corporation's other policies or codes of business conduct, including its policy on Insider Trading and Reporting and its Whistleblower Policy, as well as

rules of conduct governing members of certain professions. Covered Persons should also become familiar with and scrupulously adhere to those policies and codes as applicable.

Honest, Responsible and Ethical Conduct

1. Each Covered Person owes a duty to the Corporation to act at all times responsibly, ethically and with the highest degree of honesty and integrity. Competitive advantage or profit must not be sought through unlawful, dishonest or unethical business practices.

Financial Records and Periodic Reports

2. (a) The disclosure in all reports, documents and communications that the Corporation is required to file with regulatory authorities must fully comply with all disclosure requirements and any other reports, documents and communications that the Corporation publicly issues must meet similar standards. To achieve this, the Corporation will maintain accurate and complete financial, accounting and documentary records, and the Covered Persons involved will maintain and provide full, complete and accurate data and documentation and will familiarize his or herself with the Corporation's disclosure controls and internal controls.

   (b) The Corporation's independent auditors must be given full access to all information necessary for them to properly conduct any audit of the Corporation. No Covered Person shall conceal a mistake in the Corporation's financial reporting. All such mistakes must be fully disclosed and corrected as promptly as possible. Falsification of any Corporation record is strictly prohibited.

   (c) Each Covered Person will promptly bring to the attention of Lindsey Morden's Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls over financial reporting which could cause the Corporation's disclosure to not fully comply with all disclosure requirements or similar standards, or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Corporation's financial reporting, disclosures or internal controls over financial reporting.

Conflict of Interest

3. (a) Each Covered Person must be scrupulous in always seeking to avoid any actual, potential or perceived conflict of interest. A conflict of interest occurs or may occur in any situation where a Covered Person has, or may have, a financial or other personal interest (other than solely as a director, officer or employee of the Corporation) different from, additional to or beyond solely the interests of the Corporation. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work for the Corporation objectively.

   - Due to the variety of situations which could give rise to an actual, potential or perceived conflict of interest, every Covered Person should constantly consider whether any actual, potential or perceived conflict exists or may exist.

(b) No gift, entertainment or personal benefit or opportunity should ever be offered, accepted or permitted by a Covered Person in a commercial context or by virtue of the Covered Person's position or office with the Corporation, unless it (i) is consistent with customary business practices, (ii) is not excessive in value, (iii) cannot be construed as a bribe or payoff, and (iv) does not violate any laws or regulations. In any event, and for greater certainty, the offer, acceptance or permitting of gifts consisting of cash or negotiable securities by any Covered Person is prohibited.

(c) Each Covered Person must immediately advise the Chair of Lindsey Morden's Audit Committee in writing of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, and must not take any action to proceed with that transaction or relationship unless and until that action has been approved by Lindsey Morden's Audit Committee.

Protection and Proper Use of Corporate Assets

4. (a) Each Covered Person must act in a manner which protects the Corporation's assets and resources and ensures their responsible and efficient use. All assets and resources of the Corporation must be used for legitimate business purposes (incidental non-material personal use is considered a legitimate business purpose).

(b) The obligation to protect the Corporation's assets includes its proprietary information. Proprietary information includes, without limitation, intellectual property, such as trade secrets, patents, trademarks and copyrights, business marketing and service plans, manufacturing or service ideas, designs, databases, records, remuneration information, and any unpublished financial data and reports. Unauthorized use or distribution of this information is a violation of this Code. It may also be illegal and may result in civil or criminal penalties.

Confidentiality of Corporate Information

5. (a) Each Covered Person must maintain the confidentiality of all non-public information relating to the Corporation, or provided by others to the Corporation (including by its customers), except when disclosure is properly authorized or legally required. Non-public information that is of no materiality and the disclosure of which would have no impact on the Corporation or anyone else need not be maintained in confidence, subject to applicable privacy laws. The obligation to preserve the confidentiality of non-public information continues even after employment ends.

(b) Each Covered Person is prohibited from using or attempting to use non-public information for his or her own, or anyone else's, personal use, gain or advantage.

Fair Dealing

6. Each Covered Person must deal honestly, ethically, fairly and in good faith with the securityholders, customers, suppliers, competitors, employees, advisors and regulators of the Corporation. The Corporation seeks competitive advantage through superior performance, but never through unlawful, dishonest or unethical business practices. No

Covered Person will take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Protection and Proper Use of Corporate Opportunities

7. Each Covered Person is prohibited from taking for himself or herself personally, or directing to anyone else, opportunities that are discovered or available by virtue of the Covered Person's position with the Corporation or through the use of the Corporation's property or information. No Covered Person will use the Corporation's property or information or the Covered Person's position with the Corporation for his or her own, or anyone else's, personal gain, or will compete directly or indirectly in any manner with the Corporation. Each Covered Person owes a duty to the Corporation to advance the Corporation's legitimate interests when the opportunity to do so arises.

Compliance with Laws, Rules and Regulations

8. (a) In conducting the business of the Corporation or otherwise acting as a director, officer or employee of the Corporation, every Covered Person will comply with all applicable laws, rules and regulations in every jurisdiction in which the Corporation conducts business. Each Covered Person will acquire sufficient knowledge of the legal requirements relating to his or her duties so as to be able to carry out those duties in a legally permissible manner and to recognize when to seek advice on the applicable legal requirements from others with greater expertise.

(b) Covered Persons are prohibited from directly or indirectly giving, offering or agreeing to give or offer a loan, reward, advantage or benefit of any kind to a public official or to any person for the benefit of a public official:

(i) as consideration for an act or omission by the official in connection with the performance of the official's duties or functions; or

(ii) to induce the official to use his or her position to influence any acts or decisions of a government or public international organization for which the official performs duties or functions.

For these purposes, a public official means (i) a person who holds a legislative, administrative or judicial position, (ii) a person who performs public duties or functions for a domestic or foreign government, including a person employed by a board, commission, corporation or other body or authority that is established to perform a duty or function on behalf of such government, or is performing such a duty or function; and (iii) an official or agent of a public international organization that is formed by two or more states or governments, or by two or more such public international organizations.

Reporting of Violations of the Code

9. (a) Each Covered Person will promptly report any violation of this Code which is known to or reasonably suspected by that Covered Person, in accordance with Lindsey Morden's Whistleblower Policy. Inappropriate delay in reporting a known or reasonably suspected violation is itself a violation of this Code.

(b) The Corporation assures every Covered Person that it will not carry out or, to the fullest extent reasonably within its power, permit any retribution or retaliation of any kind for reports made in good faith regarding known or reasonably suspected violations of this Code. The ability of a Covered Person to make reports without fear of retribution or retaliation is vital to the successful implementation of this Code.

Accountability and Compliance

10. The Board of Lindsey Morden is responsible for monitoring compliance with this Code. Each Covered Person will be held accountable for adherence to this Code. Each director and officer of the Corporation is required to acknowledge his or her compliance with this Code by completing and signing a Conflicts of Interest Questionnaire and Business Ethics and Whistleblower Pledge upon assuming such office. Employees and officers who violate this Code will be subject to disciplinary action, including potential termination of employment, depending on the particular circumstances. Any violation of this Code by a director will be handled as appropriate in the circumstances.

Waivers

11. Lindsey Morden's Board or one of its Board committees may grant a specific, limited waiver of any provision of this Code if it determines, based on information that it deems credible and persuasive, that such a waiver is appropriate under the specific circumstances. Each fact situation will be considered separately on its merits, so that a decision in one case will have no bearing on another case. In most circumstances it is unlikely that a waiver will be granted. Any waiver granted (or implicit waiver) will be disclosed to the extent required by applicable law or the rules of any applicable stock exchange.